SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2008
Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MANAGEMENT REPORT

The management of Vivo Participações S.A. (Vivo Part), the company that comprises the assets of the Telefónica-Portugal Telecom Joint Venture, in compliance with legal and statutory provisions, hereby submits the Management Report and Financial Statements of the company, with the Report of the Independent Auditors and of the Statutory Audit Council, for the fiscal year ended on December 31, 2007.

1 – Political and Economic Situation

In 2007, Brazil's foreign accounts showed new improvements in relation to the previous year. The financial flows into the country showed a significant increase with direct foreign investments being estimated at US$ 36 billion and the portfolio investments (long term bonuses and Brazilian companies' stocks) of approximately US$ 34.5 billion, both figures being historical records.  The trade balance remained at a robust level with a surplus of US$ 40 billion. These good results added up to an increase of US$ 95 billion in the country's international reserves which have now reached a figure around US$ 181 billion.  This has strengthened the Brazilian economic capacity to face financial volatility in the international market.

As a result of the export growth and accumulation of international reserves, the country's foreign solvency indicators continued to improve, further raising its international credit rating. The Emerging Markets Bond Index Plus (EMBI+), which had closed 2006 with 192 basis points, dropped all over the first half of 2007 and reached 139 basis points, the lowest level since the beginning of this measurement in 1994. However, it rose again during the second half of the year as a result of the risk aversion in the international financial market and closed 2007 at 221 basis points. During the year, the main international credit rating agencies (Moodys, S&P and Fitch) raised the position of Brazil which is now just one level below the investment grade.

With the strengthening of the country's foreign trade balance and the upgraded credit rating, the Brazilian currency continued being appreciated, a trend that had started in 2004. The average exchange rate in 2007 was R$/US$ 1.95 against R$/US$ 2.18 in 2006. That is, in nominal terms, the Brazilian currency appreciation reached 10.5%, an increase that benefited consumers with a cut-down in price of imported goods and stimulated imports. This currency evaluation not only reduced the cost of inputs and capital goods for the industrial segment but also helped complement the domestic supply of consumer goods, thus preventing inflationary pressures that, otherwise, would result from the added demand expansion. The broad consumer price index (IPCA) increased by 4.46% in 2007, a figure close to the Central Bank's established goal of 4.50%. This index variation was higher than that of 2006, which reached 3.14%, as a result of an increase in food prices, reflecting the international commodities price increases, which started to affect the market in the second half of 2007.

The favorable evolution of inflation enabled the Central Bank to continue cutting down the basic interest rate, a process started in second half of 2004. In 2007, this rate (Selic) was cut down by 200 basis points, closing the period at 11.25% a year.

This monetary policy loosening has imparted vigor to the country's economic activities. In the labor market, the unemployment rate closed 2007 at 7.4% against 8.4% at the end of 2006. The workers' average income actually increased by 3.2% in 2007, with a more intense generation of jobs and the formalization of existing informal jobs. The wage mass had an actual increase of 6.3% in the same comparison. Retail sales, which had been following an increasing trend since mid-year 2003 increased by 9.7% in the first 11 months of 2007, in a comparison with the same period in 2006. The credit expansion and its economic stimulation should also be pointed out. The credit share in the GDP jumped from 30.7% at the end of 2006 to 34.6% at the end of 2007.

The domestic demand has also been driven by the positive evolution of the national income distribution. According the Brazilian Institute for Geography and Statistics (IBGE), this rate has been improving for the eighth year in a row. The income of lower classes has been increasing proportionally more than that of the upper classes.  It should be noted that in the lowest economic level segments, the elasticity of demand for telephone services is greater with respect to the income level increases.

All these elements help explain the country's economic dynamism. In the third quarter of 2007, Brazil's Gross Domestic Product growth reached 5.7% over the third quarter of 2006. The families' consumption rate was even greater - with a 6.03% increase - this has been reflected on the service industry expansion. In the third quarter of 2007, the Gross Domestic Product of the service industry increased by 4.8% with regard to the same period in 2006.

The World Cell Phone Market

The world mobile phone market follows its own path of evolution. The total number of mobile phone users was 2.17 billion in 2005, increased to 2.70 billion in 2006 and reached 3.12 billion in the third quarter of 2007. According to estimates by Informa Telecoms & Media Research Company in November 2007, more than 3.3 billion people already owned a cell phone, the world penetration reaching 50%.

The greatest demand continues being from expanding markets, such as India, China, African and Latin American countries.

Till the third quarter of 2007, Brazil ranked 5th in the number of cell phones in the world, following China, the USA, India and Russia, in that order.

The 3G market - with 73.4 million cell phones in 2005 and 154 million in 2006 - reached 241 million in the third quarter of 2007. In Europe, the replacement of the GSM by the WCDMA/HSDPA technology has accelerated. In the first quarter of 2007, GSM showed a negative growth for the first time, the 3G (WCDMA) accounting for more than 100% of the net additions. The larger variety of models available and lower prices are the alleged factors for driving this trend.

The Cell Phone Market in Brazil

 * Refering to 3Q07, source: Teleco

The year 2007 continued to feature a considerable growth of the Brazilian mobile phone business, particularly because of the strong competitive pressure among the operators, which led to a drop in the entrance barrier and the service prices.

In December 2007, Brazil had 120,98 million users of cell phones and a density of 63.59 handsets/100 inhabitants, a figure 21% higher than that of December 2006, which showed 99.91 million and a penetration rate of 10.3% higher than in 2006 (53.24%). In 2007, 21 million cell phones were added to that number.

Out of the total of cell phone lines in Brazil, the prepaid segment has an 80.66% share. Regarding the technology used, GSM cell phone users account for 78.46% of the total number.
At the end of 2007, the main mobile phone operators in Brazil purchased the 3G frequencies. The expectation is that a behavior in this case will be similar to the one of developed markets, such as Europe and some Asian countries. Driven by the diversity of solutions and applications provided by access to data on the 3G cell phone service, the demand for data services and added value are expected to grow significantly in 2008.

Regulatory Environment

The highlights of 2007 were: the continuation of controlling actions by Anatel; the issue of Public Inquiries and Resolutions by the Agency, with regulation changes focused on enhancing competition and consuming rights; and the holding of public biddings for L-band radio frequencies, remainders of the D and E bands and the M band, and the F, G, I and J bands.

An outstanding inquiry is Public Inquiry No. 799 whose period for submitting manifestations ended in September 2007. It proposes the implementation by Anatel of a methodology to determine the Weighted Average Cost of Capital (WACC), applicable to each Business Area of the telecom service operators.

Among the Resolutions published by Anatel in 2007, the following should be highlighted:

a) Resolution 460 related to the implementation of the numeric portability, which will allow the users to move from a service operator – fixed-line or mobile operator - keeping their own phone number unchanged.

b) Resolution No. 477 related to the new Mobile Personal Service (MPS), which introduced several regulatory obligations.

c) Resolutions No. 480 and 483 related to the establishment of dates for submission of documents on the cost calculation model for network usage fees introduced in 2005.

In September 2007, Anatel held a public bidding for the 1900 MHz band (L band) and other MPS bands (remainders of D and E bands, M/1800 MHz band and 900 and 1800 MHz extension bands). Vivo purchased all L-band lots covering the whole country, except for the municipalities of Londrina and Tamarana in the state of Paraná, and the five states of the Northern Region.

On December 7, 2007, Vivo signed the Instruments of Authorization for the Mobile Personal Service (MPS) and L-band radio frequencies. Vivo also signed three MPS Instruments of Authorization for geographical areas where Vivo has no operation. They grant Vivo the right to use radio frequencies for 15 years, renewable once for the same period of time. At the same time, eight Statements of Rights of Use of L-band radio frequencies (1900 MHz) were signed, just for the remaining time of the current frequency on 800 MHz for the coverage area where Vivo is already operating. These instruments do not cover the two lots in the State of Minas Gerais awarded to Vivo, which shall be signed later. The resulting bid amount reached R$ 50.35 million, an amount which does not include the Minas Gerais lots which amount to approximately R$ 19.66 million.

In December 2007, Anatel held a bidding for the standard 3G (third generation) bands (1900 – 2100 MHz) I, G, J (with a 10+10 MHz band width) and F (15 + 15 MHz) in the 11 areas covered by the Mobile Personal Service (MPS). Vivo was awarded all the lots in which it was interested, that is, those of the J-band. It should be pointed out that the J-band is adjacent to the L-band and the operator awarded this band in the bidding would have the prerogative of requesting the realignment of the L-band with the 3G standard. Regarding the two lots that corresponded to the State of Minas Gerais (area originally covered by Telemig Celular and CTBC Telecom), Telemig Celular was the J-band winner. Vivo shall pay the total amount of R$ 1.147 billion for the purchased lots with a 92.5% premium over the minimum price established. Telemig Celular shall pay approximately R$ 53.5 million - a 36.4% premium over the minimum prices established for the two J-band lots in Minas Gerais.

On November 8, 2007, Anatel published Act No. 68.401 of November 6 in the Federal Official Gazette, making official the prior authorization to transfer the indirect control of Telemig Celular to Vivo. The agency's decision covers only Telemig Celular's share assignment.

One of the important events in 2007 was also the fact that the service operators continued to mutually agree on the remuneration for use of mobile networks (VU-M). In July 2007, Anatel certified the adjusted rates of VC-1, VC-2 and VC-3 calls of local and long distance operators. As a result, there was a VU-M rate adjustment for all fixed-line to mobile phone calls covering said Public Switched Telephone Service (PSTS) operators and all MPS operators.

2 – Marketing Strategy

In the context of a heated economy and growth in the cell phone industry, the competition among operators remained tough in 2007 with aggressive efforts to win high-value customers and new market layers. The segmented acquisition of customers and the search for value generation through profitability have also characterized the main actions by Vivo and its competitors.

Vivo's marketing strategy has also been based on projects aimed at increasing competitiveness and the search for excellence in the provision of services as a way to ensure effectiveness in customer management and business results. These principles led to great achievements in 2007:

  The implementation of the GSM network allowed the broadening and increased attractiveness of the cell phone model portfolio and offer aggressiveness, besides strengthening the domestic and international roaming services provided by Vivo.
  Investments in network to ensure that Vivo may be in a position to offer the best connection service quality among all the Brazilian operators.
  Fighting cloning fraud by reducing the number of occurrences to practically zero, generating greater satisfaction for customers and lower costs for the operator.
  Billing quality with the system unification and launch of a new invoice, more simple and clear to the consumer.
  Aggressive customer loyalty programs and, consequently, churn control with continued actions of relationship and encouraged change of cell phone models.
  Customer profitability through actions that encouraged the use of services and migration to the new plan portfolio.
  The segmented acquisition of premium customers with aggressive offers.
  Capillary increase in the number of recharge points by means of partnerships with new business establishments improving channel competitiveness.
  Convergence of offers and actions to encourage the long distance dialing code "15" by increasing offer competitiveness and generating more interconnection income.

The year 2007 was also marked by the company's new positioning in the market based on the service quality concept. The new "Quality Signal" signature adopted by the company attempted to highlight the better connection differential offered by Vivo. This was accompanied by aggressive offers and the market's most economical and flexible plans.

As a result, Vivo acquired 4 million additional customers in 2007, achieving an excellent commercial performance and increasing its market share on the main celebration dates: Mother's Day and Christmas. The Company kept its market leadership as shown in the rising trend of the highs share and the churn reduction to the lowest level in the market.

Corporate Segment

The channel expansion and diversification strategy adopted in the previous years placed Vivo Empresas in a leadership position in the Brazilian corporate market in Vivo's service area and in the customer acquisition share. Net earnings in 2007 increased by 142% with regard to 2006, a 16% increase in the number of cell phone lines at the end of the year (a volume of net additions 25.3% higher and volume of churn 15.8% lower).

Having consolidated this objective, Vivo Empresas targeted their efforts at further improving their customer relationship by means of actions target at increasing satisfaction:

  The launch of the new plan and service portfolio.
  Expansion and diversification of solutions and data devices
  Trying and Tasting Corporate Solutions
  Launch of a corporate service provider at a Vivo's own shop
  Expansion of customer relationship and service channels

The advent of the GSM coverage in parallel with the CDMA network further increased the wide range of data solutions offered to customers. The sales focus on PDAs and Smartphones, combining voice and mobile e-mail services showed a high ARPU per customer and a 65% increase of these devices during the year. The launch of modems with USB Interface (Pen USB) resulted in a sales increase of over 80% for mobile Internet solutions over the CDMA 1x and CDMA/EV-DO network.

Providing the customer with the experience of using and getting to know these products is so much important as creating new solutions and making them available. This concept led to the creation of the Vivo Empresas Experience, a space designed only for current and potential customers interact and taste the various corporate solutions.

Besides an increase in the number of the company's own shops, the number of customers served by the Relationship Consulting Channel (group responsible for serving a specific and exclusive portfolio of customers) has also increased anda customer service island for dealing with and correcting problems immediately has been implemented (First Call Resolution - Call Stars). Moreover, the VOL EMPRESAS service channel via the Internet has been given new functionalities.

With all these actions, besides reinforcing its leadership position in the corporate market and fulfilling its vocation to launch innovative products and services, Vivo Empresas restate its commitment to achieving maximum satisfaction for every one of its corporate clients, regardless of their sizes or market segment.

Vivo Brand

With less than four years on the market in 2007, Vivo was once again awarded a prize for being the most valued mobile telephony brand in Brazil according to a study carried out by the British consulting firm Brand Finance, reaching the expressive value of R$ 2.25 billion.

This achievement was again possible thanks to the evolution movement involving the brand new positioning in 2007.

With the company's proposal to provide quality services, the new positioning was supported by four pillars - Better Connection, Relationship, Price and Innovation - and focused on the differentiation with relevance by choosing important attributes from the consumer's point of view.

The new “Vivo. Quality Signal" signature with a creative idea much valued in surveys, reinforced the operator's differential in coverage area and signal quality, but also reiterated the assurance and reliability given to the customer for having chosen Vivo.

The Vivo brand was awarded outstanding prizes in 2007, including the ADVB's Top de Marketing, Marketing Best, About Prize for Integrated Communication, Intangibles Prize and the Modern Consumer Prize. Vivo has also been chosen for the fourth year in a row as Brazil's most reliable brand in the cell phone category with the approval of the Brazilian Institute of Public Opinion and Statistics (IBOPE), keeping a leadership position in their study and increasing to 8 percentile points its advantage over the second ranked.

Plans and Campaigns

Media Campaigns

Based on a strategy whose efforts were laid on what is more important to the customer - talk where and when desired, be well served and be fairly billed - the company’s media campaigns in 2007 were successful in strengthening the brand reputation. With a communication language based on credibility and commitment, the service quality position permeated all the company's campaigns that reached the public.

It was also around this topic that the company developed retail campaigns to generate more communication consistency. The first of these campaigns was held on Mother's Day, an important business date for the Brazilian retail market. At the time, Vivo launched a new communication format, which was different in its category by using a transparent and easy-to-understand language.

The year's sales campaigns were supported by a communication combining the offer of a portfolio of prepaid and postpaid plans with the launch of the new generation, exclusive and innovative cell phone models. Several of these models were covered by segmented campaigns focused on high-value customer or aimed at the young public, according to their characteristics, or shipped with exclusive contents.

The prepaid customers also received recognition and were valued in those campaigns. In August, a specific communication format was launched specifically for this public with simple and direct messages focused on benefits. At the initial stage, the campaign brought the various structural advantages that Vivo offers to its customers and the "1 minute = R$1 bonus" promotion was launched.

In the corporate segment, the communication strategy adopted for 2007 sought to add synergy with positioning and consistency, using easy-to-understand messages involving speed, practicality and connectivity concepts. As a result, the communication priorities adopted by Vivo Empresas were the corporate solutions and the launches of new multifunctional devices.

The regional peculiarities were also contemplated by the communication campaigns. Campaigns produced specially for the states of Paraná and Santa Catarina were developed in the 4th quarter and dealt with attributes such as connection quality, coverage, structural and promotional pricing.

Events and Sponsorships

During the XV Pan-American Games, a multi-sport event held in Rio de Janeiro, Vivo launched an international roaming campaign using airport media. A big movie picture project was also developed on Copacabana beach: "Vivo Cinema Panamericano", a film show with the presence of a public from various segments with special focus on partners from the third sector.

Regionally, cinema was also the target of initiatives such as supporting the Gramado Cinema Festival and the opening of the Vivo Gávea (a movie theater complex in Rio), besides traveling outdoor cinema projects providing free entertainment to several Brazilian towns.

Another outstanding initiative, in line with the company's strategy to reinforce the brand and promote relations with different publics, is the co-sponsorship of the Cirque du Soleil's Alegria Show in Brazil lasting through mid 2008. Other significant sponsorships were the international attractions of the "Jazz Divas" series which brought Lauren Hill and the "Police Show" to stage at the Maracanã Stadium.

The presence of Vivo in the musical arena was also the result of the continued partnership with the Vivo Rio show house, a place of intense musical presentations  during 2007.

Offers, Loyalty and Profitability2007

The offers in 2007 were aimed at a selective growth, particularly in segments with a greater potential of value generation, searching for an improvement in the price perception and strengthening the company's market leadership. In addition, most of the retail sales campaigns in 2007 were based on segmentation, benefiting customers with a greater value in the granting of minute-based progressive bonus according to their plans or recharge amounts paid. They were provided with an exclusive portfolio gathering together innovation, differentiated contents and multimedia devices. A multiple format was adopted to meet the requirements of the various segments and drivers developed by Vivo.

During the whole year, Vivo's campaigns privileged the benefits granted in promotions with the creation of attractive offers. At the same time, they favored the development of customers' consumption habits with incentives and discounts.

The main benefits granted were intranet local call bonuses, promotional fees for intranet calls (local and long distance calls using Telefonica's CSP (15) and selective reduction in the handset price, among others.

The first promotion in the year was "Por Conta da Vivo", an offer to leverage the sales increase in the postpaid premium segment:  granting of a bonus of up to 2,500 minutes for local calls to any Vivo subscriber. The communication theme suggested the conversion of the minute benefit into time. The promotional film pointed out the importance that time has in the life of people, stating that Vivo gives more time for people to talk free.

In the same period, the "Up to a thousand reais" promotional campaign aimed at making the prepaid service more profitable and stimulated the recharge purchase by offering bonuses up to R$1,000 to talk to any Vivo subscriber for up to 6 months in local calls.

Campaigns developed for Vivo Empresas, such as the promotion of the "service package" offer highlighted the productivity and mobility provided to the customers, allowing them to have access to documents, send and receive e-mails or have access to the Internet wherever they are. Another campaign launched Vivo Flash, a service providing mobile access to the Internet in more than 1,900 cities through a portable wireless modem connected to a desktop computer.  It is an excellent alternative of access to the Internet in places not served by other technologies and an innovative solution to those in search of convenience and practicality.

It is worth emphasizing the various launches of handsets and equipment - cell phones, smartphones, boards and modems available for the GSM and CDMA technologies. The large number of innovations launched helped reinforce the company's image of communication focused on corporate solutions by means of innumerable multifunctional devices.

March was a remarkable month for Vivo's communication area with the launch of a campaign for brand repositioning based on the understanding of what the customer perceives as quality. With the "Vivo. Quality Signal" signature, the institutional campaign was developed in three steps. The first step aimed at providing the consumers with a rendering of accounts on Vivo's initiatives in its first four years of life. It was aired as a teaser, for the first time, on March 11 during the Consumer's Week.

The campaign film stars were Vivo's employees. Besides creating a great internal motivation climate, the "Antenas" film was created to show the customers the commitment of the people who work for Vivo to improve the quality of the services provided. The second step of the campaign, at the end of March, further reinforced the new brand positioning.

During the months of April and May, opening the third phase of the brand repositioning campaign, Mother's Day, a date with great relevance for the retail sales market, Vivo presented its "Talk for Free" promotional campaign with results aimed at being better in what matters, geared to the interests of the customers (customer centric) with a focus on the services provided and making the benefits available to the customer base and the new customers. With the expression "low cost cell phones with better connection quality", Vivo assumed the hard sell line in a campaign fully committed to the new positioning:

- Keep the commitment of providing better quality with best opportunities.
- Simplify the offers and enhance the impact of the "Talk for Free" campaign
- Act before and after the dates, always taking actions before.
- Highlight the offers with an aggressive and differentiated campaign.

The "Talk for Free" campaign (up to 2,500 minutes for Vivo Postpaid and R$ 1,000 in recharges for Vivo Prepaid) was designed to leverage the acquisition of new customers and foster customer loyalty with the replacement and purchase of new handsets. This benefit of granting postpaid and prepaid bonus was used to make the volume of received bonus comply with the profile of each individual customer. These bonuses were valid for local VIVO-to-VIVO calls.

On Brazil's Valentine Day, the main focus was on the 180 Vivo Choice Plan campaign, offering 1000 additional minutes every month to talk to another Vivo's subscriber by choosing the "Favorite" advantage. Since the prepaid and postpaid offer was kept, the "Talk for Free with a Better Connection Quality" approach continued and permeated all the campaign pieces and their deployment.

The return of the Vivo Choice Plan campaign reinforced the communication of the structural benefits of Vivo's prepaid and postpaid plans and made the "Favorite" advantage known to the public. By choosing this advantage available at the time, after the Vivo's 180 Choice Plan was implemented, customers would win 1000 minutes every month to talk to a preferred Vivo's number.

In July, on Father's Day, the "Zero Centavo" promotional campaign started. Vivo continued its previous promotional campaign by offering bonuses for postpaid and prepaid plan subscribers. Because of the good results achieved, this offer remained in force for the remaining months of the year, including Christmas time.

The "Come to Vivo" campaign started at the end of August and was designed to capture customers from competitors. To bring high-value customers to its subscribers' base, Vivo bet on an extremely aggressive offer: the free-of-charge handsets.  It was the first time that Vivo dared to offer the market free cell phone handsets through a mass media campaign. This campaign was aired during the whole period that preceded the Christmas campaign, that is, it was a retail campaign in the intercrop period.

In September, Vivo held a promotional campaign focused on the benefits of the Scored Point Program, a customer loyalty program for Vivo's postpaid plans in which the calls made are converted into points. When reaching a score of 15,000 points, customers can change their handsets. Depending on the model chosen, the new cell phone handset can be delivered free of charge. More than 2 million customers have already made their replacements since this program was launched.

Towards this convergence, Vivo held the "Vivo 3 in 1" campaign in October, driven by Vivo's 90 Choice Plan, which made up a combo with local minutes for cell phones, fixed-line phones and access to the Internet. The customer could choose from three ways to have access to the Internet: from a desktop computer, from a notebook or the smartphone at promotional prices.

Vivo closed the year with a campaign to promote its aggressive Christmas offers, granted bonus to allow its customers to make local calls at zero centavo, either to fixed-line phones or Vivo's cell phones, at any time, for six months. Vivo made available to its customers a portfolio with handsets starting at R$ 10 for contracted Vivo's Choice 90 postpaid plans. New customers, changes of handsets or activation of new lines had a free-of-charge share in the offer. The customers who were already included in the installed base could participate by paying the contracting fee. For all the situations, the customers were required to contract the service through the *9000 number using their own cell phone.

To summarize, most of the year 2007 was marked particularly by the maintenance of the offered bonuses through a progressive table in postpaid and prepaid plan segments.  This was possible because the results, both from customer acquisitions and recharges, were very positive in the various campaigns, such as Mother's Day, Valentine's Day, Father's Day and Christmas. In addition, this promotion has a great synergy capacity for customer acquisition, loyalty and profitability, reducing communication costs and trade marketing by simplifying IT developments and improving the customer's memory with regard to the promotion.  The prepaid segment results showed a 21.8% net recharge increase with regard to the year 2006. Among all the actions aired during the year, the "Receive and Win" campaign was a strong contribution to these results. It consisted of a R$ 1 bonus offered to the prepaid plan customer for each minute spent in any cell phone or fixed-line phone call received.

3 – Business Performance

Vivo Part is the holding company that controls the operator Vivo S.A., a wholly owned subsidiary authorized to provide personal mobile telephone services in the states of São Paulo, Paraná, Santa Catarina, Rio de Janeiro, Espírito Santo, Bahia, Sergipe, Rio Grande do Sul, Acre, Amazonas, Amapá, Goiás, Maranhão, Mato Grosso, Mato Grosso do Sul, Pará, Rondônia, Roraima, Tocantins and in the Federal District.

Operating Performance

At the end of 2007, VIVO boasted 33,484 thousand customers and a 36.7% market share. It maintained its lead position in its area of operation.

The figures below show Vivo’s operating performance:

The ARPU (average revenue per user) of R$30.2 posted in 2007 was 11.0% higher than in 2006. Total MOU (average monthly minutes of use by customer) recorded in 2007 was 76 minutes.

SAC (subscriber acquisition cost) was R$108 in 2007, down 8.5% when compared to 2006, which reported R$ 118. The decrease is due to a reduction in subsidies, commissions and advertising, despite an intense business activity due to the implementation of the GSM technology.

Infrastructure – Network

In 2007, VIVO continued to implement the GSM/EDGE network in its entire area of operation. In the end of the year, it had 622 municipalities covered in São Paulo, 357 in Rio Grande do Sul, 414 in Paraná and Santa Catarina, 170 in Rio de Janeiro and Espírito Santo, 247 in Bahia and Sergipe and 508 in the Center-West and North regions, totaling 2,318 municipalities that have this technology available to them.

On the other hand, its CDMA network was available in 2,321 municipalities in December 2007:  622 in the state of São Paulo; 414 in the states of Paraná and Santa Catarina; 247 in the states of Bahia and Sergipe; plus another 521 in the Center-West and North Regions; 170 in the states of Rio de Janeiro and Espírito Santo and 347 in the state of Rio Grande do Sul. In addition, at the end of 2007, EV-DO technology was available in capital and main cities within the VIVO concession area, such as: São Paulo, Rio de Janeiro, Salvador, Vitória, Porto Alegre, Brasília, Curitiba, Florianópolis, Campinas, and Campos do Jordão.

At December 31, 2007, VIVO´s mobile telephone network, which worked on digital TDMA, CDMA, GSM/EDGE and analog technologies, covered 64.9% of the municipalities, or 92.0% of the population living in its concession area.

During the year, VIVO enhanced the capacity of its GSM network, in order to meet traffic growth. At the same time, it assured excellent results in the Anatel network indicators.

Distribution network

On December 31, 2007, VIVO boasted a total 296 of its own sales outlets, being 294 stores and kiosks, 1 national virtual store and 1 national telemarketing service. The own stores and kiosks were distributed as follows: 89 in São Paulo; 49 in the states of Rio de Janeiro and Espírito Santo; 32 in the state of Rio Grande do Sul; 35 in the states of Paraná and Santa Catarina; 25 in the states of Bahia and Sergipe; and 64 in the states that make up the Center-West and North Regions. The Virtual Store, which operates 24 hours/day in all the States in which Vivo operates, started to operate nationwide in October, reaching the last 7 States where it was not yet present (Acre, Amapá, Amazonas, Maranhão, Pará, Rondônia and Roraima). In the other states, the Virtual Store operated all year long. The 446% growth in sales through the Virtual Store in 2007, as compared to the previous year, is worthy of mention.

Adding the foregoing to its 7,962 points of its efficient accredited dealers network – retail and resale – Vivo maintained its lead position, with a total 8,258 points of sale.

Card recharging for prepaid plan subscribers was available at 365,798 locations, which included its own stores, accredited agents, lottery shops, physical and virtual card distributors such as small shops, drugstores, newspaper stands, book stores, bakeries, gas stations, bars and restaurants. Electronic recharging is also provided by several banks.

Information Technology

With the conclusion of the systems consolidation cycle in the first quarter of 2007, the company was provided with a new set of efficient solutions, which enables a most simplified and at the same time strong model of operation. This has significantly contributed for the availability and performance indexes recorded along the year.

One of the most important achievements in the year was the conclusion of the implementation of GSM technology, a strategic project for the company and developed within record time, despite its complexity. More than 15 work teams were dedicated to prepare specifications, developments, tests and production implementation.

Operating excellence, with attainment of goals above the availability and performance indicators for Vivo’s main business solutions. Such performance lead VIVO to be ranked in first place in “Information Technology Category” in a research known as “Cuadro de Mando” within Telefonica Group.

Productivity increase and people qualification initiatives, which allowed 10% reduction in management structure and reduced dependence and third-party risks under Vivo’s management .

Actions focusing transparence and IT governance, which generated evaluation of 153 control objectives and performance of several action plans for their implementation, were essential for compliance with Sarbanes-Oxley Act within the scope of information technology. Additionally, Vivo started the 1st Risk Diagnosis within IT environment.

Fraud and Cloning

Year 2007 represented the consolidation of fraud reduction, contributing to Vivo’s results on a sustainable basis. In this period, cloning fraud was reduced by 96.51%, representing a history record for the matter. Subscription fraud detection processes have significantly improved, ensuring quick compliance with the pre-established goals and increased assertiveness of the activity.
The struggle against identity fraud has been also successful. The growth trend recorded in the beginning of 2007 was reverted, and Vivo closed the year with 88.04% reduction in relation to March of the same period.

4 – Customer Services

Right in the beginning of 2007, Vivo concluded the unification of assistance systems project. That is, all the regional offices of the company started working with the same systems, thus reducing training, control and maintenance costs.

The electronic channels showed outstanding figures in 2007. Vivo’s Portal (www.vivo.com.br)  recorded approximately 84 million visits and 176 thousand sales were made through the Virtual Store  (www.vivo.com.br/lojavirtual), in addition to 65 million on-line transactions, of which more than 2 million were to corporate customers. A monthly volume 50 thousand e-mails was treated through our Fale Conosco channel. The self-service terminals available in the own stores recorded more than 10 million transactions.
At Vivo’s Relationship Center, the most important project in the year was the structuring of the new customer assistance model, designed according to a segmentation strategy, in order to meet customers’ profitability. Thus, Vivo’s employees engaged in customer assistance were provided with differentiated knowledge, career plan, more attractive salary and enhanced autonomy for clearing up front line problems.

This enhanced autonomy led to 70% reduction in the processes going through the Back Office. This is translated into lower treatment cost and quicker customer assistance, with positive reflexes on customer satisfaction.

In order to ensure quality of the customer assistance process as a whole, something more is required than merely the Assistance Center working harmoniously. The company’s processes must also meet the customer’s  needs. With such purpose, the Vivo Client program was expanded, by searching alternatives to minimize impacts arising out of technical failures or weak internal processes. Thus, the company gained agility to make more efficient decisions and actions.

The quality actions had a positive reflex on Anatel. Vivo, which started the year as the operator in 2nd place in terms of receipt of claims, ended 2007 in the 6th place, with a reduction of 36% in the number of claims.

5 – Economic and Financial Performance

In millions of R$	2007	2006	Var.(%)
Net Operating Revenue	12,492.5	10,936.7	14.2%
Operating Costs and Expenses	9,359.7	8,340.1	12.2%
EBITDA	3,132.8	2,596.6	20.7%
Net Income	(99.4)	16.3	n.a.
Net Debt	2,579.3	3,553.3	-27.4%

Operating Revenue

The net operating revenue of Vivo Part grew 14.2%, increasing to R$ 12,492.5 million in 2007 against R$ 10,936.7 million in 2006, due, mainly, to the increase in the service revenue from services as a result of customer base growth.

The net service operating revenue grew 16.0%, totaling R$ 11,089.3 million in 2007, against R$ 9,560.2 in 2006. Such growth reflects the increase in all the items, as a result of the increase in the customer base in 2007, as well as the offer of new products and services.

The net handset revenue in 2007 was R$ 1,403.2 million, a 1.9% increase in relation to 2006, which recorded R$ 1,376.5 million. Such increase is related to the business activity in the year, although minimized by the implementation of the GSM technology, which provides better commercial agreements and consequently a reduction in the average price of handsets.

Operating Costs and Expenses

The operating costs increased by 12.2%, totaling R$ 9,359.7 million in 2007, mainly due to the increase in interconnection expenses resulting from the end of the partial Bill & Keep system in July 2006, offset by a reduction in selling costs, especially in the Provision for Bad Debtors – PDD, which recorded 49.2% reduction.

EBITDA

The EBITDA (earnings before interest, taxes, depreciation and amortization) was R$ 3,132.8 million, 20.7% higher than in 2006. The EBITDA margin of 25.1% on the net operating revenue is 1.4 percentile point higher than the margin recorded in 2006. Such growth was a result of the increase in the company’s revenues due to the increase in the customer base, as well as a strict cost control, despite the intense commercial activity recorded in the 4th quarter. In December, Vivo regained its lead position in terms of net additions share. Such evolution was also a result of maintaining the same level of cost of goods sold, due to the sales of GSM handsets, which are less expensive.

EBITDA is calculated as follows:

R$ million
Operating Income (*)	178.5
Financial Income (*)	468.3
Depreciation and Amortization (**)	2,486.0
3,132.8

(*) See Income Statement
(**)See Statement of Changes in Financial Position

Net Income

The consolidated income for the fiscal year records a loss of R$ 99.4 million in 2007.

R$ million

VALUE ADDED STATEMENT
Fiscal year ended December 31, 2007
	CONSOLIDATED
1. REVENUES	15,491.9
2. OUTSOURCED RAW MATERIALS	(6,999.2)
3. GROSS VALUE ADDED (1-2)	8,492.7
4. WITHHOLDINGS
Depreciation and amortization	(2,486.0)
5. NET VALUE ADDED PRODUCED (3-4)	6,006.7
6. VALUE ADDED RECEIVED BY TRANSFER
Financial Revenues	208.7
7. TOTAL VALUE ADDED TO BE DISTRIBUTED (5+6)	6,215.4

VALUE ADDED DISTRIBUTION

. Labor, payroll charges and benefits (-INSS)	598.4	9.63%
. Taxes, charges and contributions (+INSS)	4,480.2	72.08%
. Interests and rentals	1,236.2	19.89%
. Distribution to Shareholders	0.0	0.00%
. Retained losses	(99.4)	-1.60%

Loans and Financing

By the end of 2007, the Company´s debt was R$ 4,381.4 million (R$ 4,500.4 million by the end of 2006), of which 42% were denominated in foreign currency and entirely protected by hedge transactions.

The indebtedness recorded on December 31, 2007 was offset by cash and financial investments (R$ 2,250.5 million) and by derivative assets and liabilities (R$ 448.4 million payable), resulting in a net debt of R$ 2,579.3 million) (R$ 3,553.3 million at December 31, 2006).

6 – Capital Expenditures – CAPEX

In its constant search for providing its customers with satisfaction and high-quality services, VIVO has not saved efforts, concentrating most of its investments in enhancing its GSM network capacity. Thus, support was ensured to the commercial action of data and voice traffic, allowing the company, also, to obtain a leadership position in the achievement of Anatel’s quality goals.

In parallel, the unification of the systems in Bahia and Sergipe states was concluded, allowing cost reductions and time-to-market gains for launching of new products and services. Additionally, in order to obtain a better experience in customer assistance, with more simple, standardized and integrated processes, Vivo started the New Front-Office project, which monitors the business processes and makes common services available to all channels, thus optimizing the infrastructure in all points of contact with customers. Especially in the direct channels (Own Stores), the company continued the layout modernization and strengthened its initiative to standardize the indirect channels (dealers), with a view to broaden the capillarity of its physical channels and reinforce the presence of Vivo brand.

Still aligned to the quality and customer satisfaction strategy, the company acquired the right to provide a nationwide coverage (in the Northeast region and in Minas Gerais state), through the acquisition of a license to use L Band (1.9 GHz frequency) and the purchase of Telemig Celular.

Total R$ 1,919 million were invested during the year. Such total includes investment in GSM/EDGE network and in the current CDMA/EV-DO network.

7 – Capital Market

The São Paulo Stock Exchange index – Ibovespa, posted 63,886 points at the end of 2007. During the year, the Ibovespa increased by 43.6%, while the Dow Jones Industrial Average (DJIA) increased by 6.4%. The average daily volume of transactions traded at São Paulo Stock Exchange – Bovespa in 2007 was R$ 4.9 billion, recording a 101.1% increase in relation to 2006.

The market value of the registered common shares – ON (VIVO3) and of the registered preferred shares – PN (VIVO4) was, respectively, R$ 13.55 and R$ 9.41 at the trading session of 12/28/2007. In 2007, Vivo Part shares recorded a daily average trading volume of R$ 2,522.42 thousand for ON shares and R$ 22,384.74 thousand for PN shares at the São Paulo Stock Exchange.

At NYSE, the ADRs were traded at the year end for the price of US$ 5.47, recording a total trading volume of 340,198,248 outstanding ADRs. In average, US$ 18.20 million were daily traded in 2007.

Per share	2007
Equity Value (R$)	5.75
ADR Price in US$	5.47
Preferred Share Price (R$)*	9.41
Common Share Price (R$)*	13.55

(*)Closing price in Bovespa’s last trading session of the year

The Company’s Capital Stock in December 2007 was R$ 6,347,784,334.54, represented by  524,931,665 common shares and 917,186,080 preferred shares.

Acquisition of Telemig Celular Participações and Tele Norte Celular Participações.

On August 02, Vivo entered into a stock purchase and sale agreement with Telpart Participações S.A. (“Telpart”), for the acquisition of the share control in Telemig Celular Participações S.A. (“Telemig Participações”) and in Tele Norte Celular Participações S.A. (“Tele Norte Participações”), corresponding to 22.72% and 19.34% of the respective total capital stock of each of them, for a total aggregate price of R$ 1.2 billion, subject to adjustment at the CDI rate until the closing date as well as certain adjustments provided for in the referred agreement. Additionally, Vivo will acquire stock subscription rights from Telpart for R$ 87 million. The agreement was approved at the general shareholders meetings of Vivo and Telpart, among other conditions precedent, and the closing of the transaction is subject to approval by the Anatel. On October 23, the Board of Directors of Anatel unanimously approved the acquisition of Telemig by Vivo. Thus, the company will be able to extend its quality signal to the now Vivo customers in Minas Gerais state.

On December 20, Vivo entered into a stock purchase and sale agreement with Telemar Norte Leste S.A. for the sale of the shares in Tele Norte Celular Participações S.A. which Telpart Participações S.A. (“Telpart”) undertook the commitment to sell and transfer to Vivo Participações S.A., under the terms of the stock purchase and sale agreement dated August 02, 2007.
With the sale of the shares in Tele Norte Celular Participações S.A., Vivo considers that it will be able to settle eventual regulatory difficulties which might impact on Anatel’s evaluation of the acquisition of the shares in Tele Norte Celular Participações S.A., and make easier the closing of the transaction with Telpart.

More information about the transactions, public offerings of common shares and voluntary public offerings of preferred shares is available from Vivo’s website – Investor Relations  (www.vivo.com.br/ir).

Ownership structure in December 2007:

8 – Corporate Governance

Investor Relations

Vivo Participações S.A.  has been working with the constant purpose of improving its corporate governance practices, upon promoting a professional management and awarding equal treatment to all its shareholders.

In order to keep the capital market informed about the company´s operations, meetings were conducted along year 2007 with analysts and investors, as well as several events have been accomplished. Further, Vivo Participações S.A. keeps information and communication channels available by telephone, e-mail and website (www.vivo.com.br/ir), containing updated information about the company´s operations.

Sarbanes-Oxley

The company has taken all necessary actions in order to be compliant with the requirements of the Law applicable to companies that trade securities on the US market, which reinforces the corporate governance rules related to the disclosure and issuance of financial reports.

Compliance with Section 404 of Sarbanes-Oxley Act of 2002

As from the fiscal year ended December 31, 2006, Section 404 of Sarbanes-Oxley Act of 2002 has required Vivo to include in its annual reports – Form 20-F – a Management Report on Internal Controls Related to Financial Statements.

Said report is available in our form 20-F referring to fiscal year 2007 and attests that the internal controls have been evaluated in conformity with the rules of the North-American regulatory authorities.

The Executive Officers’ Committee of Vivo reaffirms its commitment to the effectiveness of its internal controls, in conformity with the best corporate governance practices, transparence and value to shareholders at long term.

Code of Ethics

The purpose of the Code of Ethics is to set parameters for compliance with policies, regulations and other applicable rules, based on honest, accurate and ethic behavior. The policy applies to all the company’s employees, elected directors and officers (President, Vice-Presidents) and non-elected officers (General Directors, Executive Officers, Division Officers and Managers).

Policy for Disclosure of Relevant Act or Fact and Disclosure Committee

The Policy for Disclosure of Relevant Act or Fact was set up by the Board of Directors of Vivo Part in compliance with Article 16 of CVM Instruction no. 358, dated January 03, 2002.

The ultimate responsibility for the disclosure of relevant information, act or fact is incumbent upon the CEO, the CFO and the Investor Relations Officer, the first two of them being responsible for authorizing the information to be disclosed, while the Investor Relations Officer is responsible for the communication itself of the relevant information, under the terms of the provisions in the Relevant Act or Fact Policy and in CVM Instructions 358/02 and 369/02.

Said disclosures are reviewed by the Disclosure Committee in support to the CEO and CFO. The Disclosure Committee is responsible for processing the disclosure of information, relevant Acts and Facts of the Company, ensuring quality disclosure of information, as well as for the implementation of the Disclosure Procedures and Controls.

Policy for Agreements with Related Parties

As provided for in Article 9 of the Company’s Articles of Incorporation, the prior approval by the General Shareholders’ Meeting shall be required for the execution of agreements with related parties whose terms and conditions are more burdensome to the company than those usually adopted on the market for agreements of the same nature.

Audit and Control Committee

The Audit and Control Committee is a collegiate body, being made up of three members of the Board of Directors. It is governed by the rules set forth in its Bylaws, in conformity with the resolutions made by the Board of Directors, and under the terms and limits of the applicable laws and of the Articles of Incorporation of the Company.

Board of Directors

The Board of Directors of Vivo Part is made up of 9 members. The directors are elected for three-year terms of office by the General Shareholders’ Meeting, which is also empowered to dismiss them. Reelection is permitted.

Meetings of the Board of Directors are regularly held once in every quarter period and specially held whenever necessary. None of its members occupies an executive position and three of its members are independent directors, as required in the Sarbanes-Oxley Law.

Statutory Audit Council

The present Statutory Audit Council comprises three effective members and three deputy members elected by the General Shareholders’ Meeting for a one-year term of office. The Statutory Audit Council has a permanent nature, holds regular meetings once in every quarter period and special meetings whenever called by the chairman of the Board of Directors or by two members of the Statutory Audit Council.

Executive Officers Committee

The Company has six Executive Officers, who may or may not be shareholders, all Brazilian residents elected by the Board of Directors, for a three (3)-year term of office, for the positions of Chief Executive Officer, Executive Vice President of Operations, Executive Vice President of Finance, Planning and Control, Executive Vice President of Marketing and Innovation, Vice President of Networks and Vice President of Compliance. One same executive officer may hold more than one position, but no executive officer may be a member of the Board of Directors.

9 – Research and Development

Being ahead of the market trends and requirements is of paramount importance for supporting a business in the technology industry. Investments in research and development make it possible to get in touch with the emerging technologies that will be impacting the future of mobile communication systems. It is an effort to envisage applications that will be part of our day-to-day activities in the years to come.

As the leading company in its market segment, Vivo has been investing in research and development programs with universities and research centers since 2001. During these years of work, several projects were implemented, enabling Vivo's technical team to develop and use innovative technologies to ensure the company's competitive differential.
Vivo currently has agreements with the Federal University of Rio Grande do Sul (UFRGS) and  the Pontifical Catholic University of Rio Grande do Sul (PUCRS). Such agreements allow VIVO laboratories to be created at the university premises, where new technology research and development projects are performed, providing support/stimulation to the company’s technological innovation processes. Another such agreement was entered into towards the end of 2004 with the Research and Development Center (CPqD) in Campinas (SP) for assessments and studies of new technologies.

These initiatives contribute to the human and professional development of the employees involved in the process by allowing the development of interaction activities with new work groups, ideas and knowledge. In addition, Vivo has been further increasing its relations with the Brazilian society and scientific community by means of publications and the development of new technologies. As a result, innovative tools and processes have been generated and are helping the company keep its technological leadership.

Among its employees, Vivo has researchers, engineers and technicians to ensure its development and innovation process. These professionals are working in such areas as IT, Product Development and Network Technology.

10 – Human Resources

People, to Vivo, are the significant factor in the development of its strategies towards the accomplishment of differentiated results. Ultimately, they are responsible for the success of its products at the time of their purchase and use, for the correct invoicing and for the quality of customer assistance.

Talent Attraction and Retention

 In order to retain talents and provide new career opportunities, the company implemented a formal in-house opportunities program, having recorded more than 1,000 vacancies filled in 2007. Vivo has also increased its trainee program, having provided access of university students to the organization, via web application, having formally offered a formation program for these young people, with training and on-line evaluation.

Professional Qualification and Development

The highly competitive market and the need to keep leadership have continued to demand efforts and investments from the company in providing continuous development for its professionals. In 2007, there were 1,711 employees trained in programs designed to develop leadership abilities, strengthen the internal culture, focusing on customer, and technical qualification.

Private Pension Plans

VivoPrev plan, approved in August 2007, was developed with the purpose of gathering all the qualities of the current pension plans. It was prepared as from a modern concept of Complementary Pension Plan, and is designed to meet the expectancies of different profiles of Vivo employees.

The plan was initially launched in the states of Paraná and Santa Catarina, which were not yet provided with such benefit, and following was offered to recently hired employees who had not yet chosen a complementary pension plan.

With VivoPrev, Vivo shows its concern with the employees’ welfare, thus enhancing even more the already differentiated package of benefits offered by the company.

In-Company Environment

In 2007, Vivo improved the internal communication of results and intensified the actions for stimulating the involvement of its employees in the company’s challenges. The customer-oriented principle and the achievement of results were the focus of attention for everyone. One of the key initiatives was the “Vivo para o Cliente” Program, which allowed employees who are not in contact with the “front line” to become aware of the daily reality of customer assistance at stores, call centers and corporate customers. In addition to inputting suggestions for improvement, this program enabled the participants to change their own attitudes and decisions which impact customers. In the end of the Program, participants and executive officers discuss their experience and suggestions.

The production of different corporate campaigns and quarter meetings by videoconference, in which the financial results are presented at firsthand to the employees, and the main external campaigns, are other trumps that have been contributed for the employees not only become aware of and committed to, but also to be proud of working in the company

In order to strengthen the internal culture of awareness of the company’s business and commitment on the part of the employees with professional updating and self-development, Vivo launched “Vivo Mais”, an interactive portal which stimulates the employees to become informed and updated on company’s business issues, interact by taking part in communities and chats, rewarding the participants with points to be exchanged for prizes.

In 2007, the 5th Research on Employees Satisfaction was answered by 83% of the population and crowned all the efforts made by the Vivo towards improving the in-company environment with a result 14% better than that recorded in the previous year, which places the company at an excellence level.

Important achievements obtained by Vivo in 2007, such as brand repositioning, acquisition of Telemig and purchase of Northeast concession licenses, strengthened even more the employees’ perception that Vivo has consolidated its market share and overcome important gaps for its business results.

Labor Staff

The total labor count in the end of 2007 was 5,600, against 5,896 in December 2006. Such reduction was mainly due to the centralization of some activities and optimization of the company’s processes.

The distribution per activity is as follows:

Area of Activity	2007	2006	% var
Technical and Operations	1,755	1,865	-5.9%
Marketing and Sales	1,957	2,167	-9.7%
Customer Assistance	308	382	-19.4%
Financial and Administrative Support	1,580	1,482	6.6%
TOTAL	5,600	5,896	-5.0%

Adhesion to the Private Pension Plans represented 64.12% of the total labor count, which means 3,591 workers (December 2007).

11 – Socio-environmental Responsibility

With new services geared to visually handcapped people and the production of Braille materials and audio books, Vivo has been advancing in inclusion activities. During the "Eu Vivo Cinema Pan-Americano", an event held on Ipanema Beach (RJ) during the Pan-American Games, Vivo promoted the Inclusive Night. The film "The Year My Parents Went on Vacation" was shown with audio description to visually impaired people with the cooperation of volunteers trained inside the company. Portuguese subtitles were also provided for hearing-impaired people.

In July, the presentation by ballet dancer Mikail Baryshnikov in Brazil was sponsored by Vivo. The company renewed its sponsorship of the Fernanda Bianchin Ballet Association for the Blind, an organization dedicated to the professional education of visually impaired ballet dancers in Brazil.

In September, Vivo ranked second in the first edition of the 2007 Senses Prize Award in the Honorable Mention category. This price has highlighted the operator's actions related to the social inclusion of visually impaired people. These actions have been developed by the Vivo Institute with the Vivo Volunteer Program. The Senses Prize is awarded by the Association for Valuing and Promoting People with Disabilities (AVAPE), the Sentidos Magazine and Record TV Network. It is also supported by the HSBC Bank.

Combining social inclusion and the environment, Vivo produced and delivered to the Environment Departments of 17 Brazilian states and the Federal District copies of the Chart of the Land in Braille and in the audio book format. A total of 43 meetings were held by Vivo to promote relations with vice-governors, mayors, secretaries of state and municipal environmental departments, representatives of the Brazilian Institute for the Environment (IBAMA), other secretaries, the Brazilian Army, state house of representatives and municipal councils, besides 18 institutions for visually impaired people and 6 non-governmental institutions dealing with environmental issues.

In the environmental area, the company has developed the "Vivo - Recycle your Cell Phone" project included in its Waste Management Program.  The project involves the collection of handsets, accessories and batteries by the company's own stores. It started in RJ, SP and DF and has been expanded to its regional operations in ES, PR, SC and RS The Center-West, North and Rio Grande do Sul regional stores have expanded their Overlay Project.

12 – Awards

In 2007,  Vivo was awarded several prizes, including the following:

  ADVB’s 2007 Top de Marketing for its brand repositioning campaign.
  Top ADVB RH for its "Vivo para o Cliente" program
   Top Social ADVB for its "Vivo Volunteer" program
  "Companies that Most Respect the Consumer, awarded by Brazil's Modern Consumer magazine.
  Most Reliable Brand in the Industry awarded by Brazil's Reader's Digest magazine.
  Top of Mind UOL/DataFolha as the most remembered brand on the Internet.

13 – Independent Audit

The policy of Vivo Participações S.A. towards its independent auditors as regards the rendering of services not related to external audit is substantiated on principles that protect auditor´s independence. Such principles are based on the fact that the auditor should not audit his own work, nor exercise management functions or act as a legal counsel for his customer.

In fiscal year 2007, Vivo Participações S.A. assigned to these auditors other works that were not directly related to the auditing of the financial statements, the amount of which did not exceed 5% of the total fees related to the independent audit services.

The independence of these auditors is ensured to the extent that the referred works were carried out by a staff acting independently in relation to the group in charge of the external audit works. Decision making about the adopted procedures was established by the company´s Management.

Policies and Procedures:

The Company´s and its controlled companies´ policies prohibit their independent auditors to be retained for rendering services that entail conflict of interest or loss of objectiveness thereof. Additionally, any relationship between the Company (or its Directors/Officers) and the independent auditors causing loss of independence is forbidden.

14 – Outlooks and Future Plans

From a macroeconomic viewpoint, it is anticipated that Brazilian economy in 2008 will record a slightly lower or in the same level as the growth recorded in 2007, mainly due to the obscure international scenario (influenced by the mortgage crisis in the USA), offset by an increase in employment level and internal demand.

As far as cellular telephony is concerned, it is estimated that the growth will, once again, exceed the average growth of the economy. Among some highlights for 2008 which may generate changes in the market scenario is the possibility of mergers/acquisitions, beginning of the telephone number portability, continued strong competition scenario, beginning of 3G networks with the new radiofrequencies acquired at the last ANATEL bidding process in 2007, continuance of the focus on the data business, aiming at increasing the ARPU, search for synergies and scale economies, customer retention and fidelity campaigns and actions, in addition to convergent offers among fixed telephony, mobile telephony, data and media services.

Within this context, the Company intends to keep its leadership position on the Brazilian market, enhancing its actions towards achieving nationwide coverage, stimulating its growth, attempting to provide differentiated services marked by quality and excellence.

15 – Acknowledgments

The management of Vivo Participações S.A. wishes to thank our shareholders, customers, suppliers and financial institutions for their cooperation and faith in us, and the employees, in particular, to whose devotion to the job and efforts we owe the results we have presented above.

Management

BOARD OF DIRECTORS’ OPINION

The Directors, after the due examination and discussion, and based on the favorable opinion issued by the Members of the Statutory Audit Committee and by Ernst & Young Auditores Independentes S/S, Independent Auditors, have provided their unanimous and unqualified approval for the Management’s Annual Report, the Financial Statements, together with the Independent Auditors’ Opinion, for the fiscal year ended December 31, 2007 and for the Statutory Audit Council’s Opinion, to be submitted to the 2008 General Shareholders’ Meeting.

STATUTORY AUDIT COUNCIL’S OPINION

The undersigned members of the Statutory Audit Council of Vivo Participações S.A., in the exercise of their duties and legal assignments, as set forth in items II, III and VII of article 163 of Law no. 6404/76, have examined and reviewed the Management’s Annual Report and the Financial Statements of the Company for fiscal year ended December 31, 2007 and, taking into consideration the explanations provided by the Management and the unqualified opinions of Ernst & Young, Independent Auditors, issued on February 08, 2008, as well as the Proposal for Allocation of Results for fiscal year 2007 and the Capital Budget for fiscal year 2008, all of them issued on this date, have provided their unanimous opinion to the effect that the same fairly reflect, in all material aspects, the equity and financial position of the Company, whereby they recommend their approval, without exceptions, by the General Shareholders’ Meeting to be held for such purpose, under the terms of the Brazilian Corporate Law.

São Paulo, February 20, 2008.

Paula Bragança França Mansur

Fabiana Faé Vicente Rodrigues

VIVO PARTICIPAÇÕES S.A.
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2007 AND 2006
(In thousands of Brazilian reais)

		Company		Consolidated
	Note	12.31.07	12.31.06	12.31.07	12.31.06

ASSETS
Current assets:
Cash and cash equivalents.	-	13,793	1,990	328,256	82,927
Short-term investments.	4	-	-	1,862,734	1,319,069
Short-term investments pledged as collateral.	4	-	-	32,359	45,644
Trade accounts receivable, net.	5	-	-	2,178,745	1,961,246
Inventories.	6	-	-	376,624	282,020
Advances to suppliers.	-	36	-	832	13,142
Interest on shareholders' equity and dividends.	-	1,646,411	205,105	-	-
Deferred and recoverable taxes.	7	4,696	6,520	1,614,377	1,662,739
Derivative contracts.	16	-	-	916	1,298
Prepaid expenses.	8	598	807	228,922	181,872
Other assets.	9	3,137	590	197,578	122,537
Total current assets.		1,668,671	215,012	6,821,343	5,672,494

Noncurrent assets:
Long-term assets:
Short-term investments pledged as collateral.	4	-	-	27,108	-
Deferred and recoverable taxes.	7	543,004	471,337	2,433,916	2,624,938
Derivative contracts.	16	-	-	3,835	135
Prepaid expenses.	8	1,931	2,530	59,870	21,314
Other assets.	9	2,392	2,439	26,510	21,619
Investments.	10	7,864,973	9,443,335	667,482	979,158
Property, plant and equipment, net.	11	15	103	6,301,389	6,445,479
Intangible assets, net.	12	-	-	1,660,299	1,642,683
Deferred assets, net.	13	-	-	89,464	134,257
Total noncurrent assets.	-	8,412,315	9,919,744	11,269,873	11,869,583

TOTAL ASSETS.	-	10,080,986	10,134,756	18,091,216	17,542,077

The accompanying notes are an integral part of these consolidated financial statements.

VIVO PARTICIPAÇÕES S.A.
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2007 AND 2006
(In thousands of Brazilian reais)

		Company		Consolidated
	Note	12.31.07	12.31.06	12.31.07	12.31.06
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Payroll and related accruals.	-	1,805	2,204	173,472	156,625
Trade accounts payable.	14	3,480	1,770	3,069,308	2,627,013
Taxes payable.	15	24,326	1,302	570,972	453,710
Loans, financing and debentures.	16	637,541	71,789	1,984,036	1,590,345
Interest on shareholders’ equity and dividends.	-	7,862	29,391	22,219	51,702
Provision for contingencies.	17	1,068	508	81,395	61,911
Derivative contracts.	16	17,085	239	429,661	372,229
Other liabilities.	18	89,824	76,690	546,169	386,422
Total current liabilities.	-	782,991	183,893	6,877,232	5,699,957

Noncurrent liabilities:
Long-term liabilities:
Taxes payable.	15	-	-	181,359	212,469
Loans, financing and debentures.	16	1,000,000	1,576,252	2,397,404	2,910,048
Reserve for contingencies.	17	98	-	118,009	84,712
Derivative contracts.	16	-	2,545	23,482	129,718
Other liabilities.	18	320	320	196,153	133,427
Total noncurrent liabilities.	-	1,000,418	1,579,117	2,916,407	3,470,374

Shareholders’ equity:
Capital .	19	6,347,784	6,347,784	6,347,784	6,347,784
Treasury shares.	19	(11,070)	(11,070)	(11,070)	(11,070)
Capital reserves.	19	1,071,316	1,071,316	1,071,316	1,071,316
Income reserves.	19	889,547	765,068	889,547	765,068
Retained earnings .	-	-	198,648	-	198,648
Total shareholders’ equity.	-	8,297,577	8,371,746	8,297,577	8,371,746

TOTAL LIABILITIES AND SHAREHOLDERS’EQUITY.		10,080,986	10,134,756	18,091,216	17,542,077

The accompanying notes are an integral part of these consolidated financial statements.

VIVO PARTICIPAÇÕES S.A.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(In thousands of Brazilian reais, except earnings (loss) per share)

		Company		Consolidated
	Note	12.31.07	12.31.06	12.31.07	12.31.06

Revenue from service.	20	-	-	14,538,591	12,712,028
Sale of handsets and accessories.	20	-	-	3,105,703	2,742,645
GROSS OPERATING REVENUE.		-	-	17,644,294	15,454,673

Deductions from gross revenue.	20	-	-	(5,151,800)	(4,517,959)

NET OPERATING REVENUE.		-	-	12,492,494	10,936,714

Cost of services provided.	21	-	-	(4,526,456)	(3,665,858)
Cost of goods sold.	21	-	-	(2,096,834)	(1,898,310)

GROSS PROFIT.		-	-	5,869,204	5,372,546

Selling expenses.	22	-	-	(3,532,783)	(3,751,070)
General and administrative expenses.	23	(15,761)	(18,727)	(1,189,991)	(1,099,748)
Other operating expenses.	24	(322,812)	(315,971)	(823,641)	(812,532)
Other operating income.	24	967	68,000	324,020	493,062
Equity.	10	453,274	795,372	-	-
		115,668	528,674	(5,222,395)	(5,170,288)

OPERATING INCOME BEFORE NET FINANCIAL EXPENSES.		115,668	528,674	646,809	202,258

Financial expenses.	25	(205,842)	(380,804)	(664,696)	(1,020,855)
Financial income.	25	11,253	42,602	185,822	286,754
Monetary and exchange variation, net.	25	(30)	6,456	10,535	(13,884)

OPERATING INCOME (LOSS).		(78,951)	196,928	178,470	(545,727)
Net nonoperating expenses.	26	16	(125,402)	(20,810)	(288,970)

NET INCOME (LOSS) BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES AND MINORITY INTEREST.	-	(78,935)	71,526	157,660	(834,697)
Income and social contribution taxes.	27	-	(753)	(257,051)	859,012
Minority interest		-	-	-	(7,968)

NET INCOME (LOSS) FOR THE YEAR .	-	(78,935)	70,773	(99,391)	16,347

EARNINGS (LOSS) PER SHARE OUTSTANDING AT THE BALANCE SHEET DATE (IN BRAZILIAN REAIS).	-	(0,0549)	0,0492	-	-

The accompanying notes are an integral part of these consolidated financial statements.

VIVO PARTICIPAÇÕES S.A.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007, AND 2006
(In thousands of Brazilian reais)

		Capital reserves			Income reserves				Retained
	Capital	Share premium	Special goodwill reserve	Tax incentive reserve	Legal reserve	Reserve for contingencies	Reserve for expansion	Treasury shares	earnings (accumulated losses)	Total

BALANCES AT DECEMBER 31, 2005.	6,670,152	99,718	693,678	-	-	-	-	-	(3,448,359)	4,015,189

Capital reduction.	(3,147,782)	-	-	-	-	-	-	-	3,147,782	-
Merger of TSD, TLE, CRT and TCO.	2,631,137	415,371	347,331	3,589	97,421	11,070	602,612	(11,070)	490,188	4,587,649
Minority interest incorporation.	-	-	-	-	-	-	-	-	(2,681)	(2,681)
Reversal of goodwill reserve.	-	-	(52,412)	-	-	-	-	-	-	(52,412)
Unclaimed dividends and interest on shareholders’ equity.	-	-	-	-	-	-	-	-	11,718	11,718
Capital increase - Special Shareholders’ Meeting of June 8, 2006.	194,277	-	(194,277)	-	-	-	-	-	-	-
Decrease of goodwill reserve.	-	-	(241,682)	-	-	-	-	-	-	(241,682)
Net income for the year.	-	-	-	-	-	-	-	-	70,773	70,773
Proposed allocation of income:
Legal reserve.	-	-	-	-	3,539	-	-	-	(3,539)	-
Dividends.	-	-	-	-	-	-	-	-	(16,808)	(16,808)
Reserve for expansion and modernization.	-	-	-	-	-	-	50,426	-	(50,426)	-

BALANCES AT DECEMBER 31, 2006.	6,347,784	515,089	552,638	3,589	100,960	11,070	653,038	(11,070)	198,648	8,371,746

Unclaimed dividends and interest on shareholders’ equity.	-	-	-	-	-	-	-	-	4,766	4,766
Net loss for the year.	-	-	-	-	-	-	-	-	(78,935)	(78,935)
Transfer to reserve for expansion and modernization.	-	-	-	-	-	-	124,479	-	(124,479)	-

BALANCES AT DECEMBER 31, 2007.	6,347,784	515,089	552,638	3,589	100,960	11,070	777,517	(11,070)	-	8,297,577

The accompanying notes are an integral part of these consolidated financial statements.

VIVO PARTICIPAÇÕES S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2007, AND 2006
(In thousands of Brazilian reais)

	Company		Consolidated
	12.31.07	12.31.06	12.31.07	12.31.06
SOURCES OF FUNDS
From operations(sew below)	-	-	2,418,111	2,020,747

From third parties:
Loans , financing and debentures.	-	67,686	1,231,217	1,217,420
Unclaimed dividends and interest on shareholders' equity.	4,766	11,718	11,936	22,728
Interest on shareholders' equity and dividends received.	1,683,461	1,968,398	-	-
Increase in noncurrent liabilities.	-	-	115,766	166,478
Decrease of investment.	36,500	631,800	-	-
Tax incentive.	-	-	-	24,162
Transfer from noncurrent to current assets.	598	2,755	470,084	283,936
Transfer of derivatives from noncurrent to current assets.	-	-	17,538	10,180
Total sources.	1,725,325	2,682,357	4,264,652	3,745,651

USES OF FUNDS
From operations (see below)	249,250	290,056	-	-

Additions to property, plant and equipment and intangible.	-	-	1,903,667	2,102,422
Additions to deferred assets.	-	-	2,067	1,510
Additions to investment.	-	318,570	-	3
Provision of special premium reserve.	-	52,412	-	52,412
Minority interest acquisition.	-	2,681	-	2,681
Increase in noncurrent assets.	37,050	1,893	320,090	27,886
Transfer from noncurrent to current liabilities.	-	254	92,496	306,477
Transfer from loans and financing and contract noncurrent to current liabilities.	583,792	724,790	1,967,043	2,590,561
Transfer from current to noncurrent assets.	672	-	7,715	-
Interest on shareholders' equity and dividends.	-	16,808	-	16,808
Total uses.	870,764	1,407,464	4,293,078	5,100,760

EFFECT ON WORKING CAPITAL ARISING FROM MERGER.	-	60,945	-	1,050,802

INCREASE (DECREASE) IN WORKING CAPITAL.	854,561	1,335,838	(28,426)	(304,307)

REPRESENTED BY
Current assets:	1,453,659	118,848	1,148,849	1,070,700
At the beginning of the year.	215,012	96,164	5,672,494	4,601,794
At the end of the year.	1,668,671	215,012	6,821,343	5,672,494

Current liabilities	599,098	(1,216,990)	1,177,275	1,375,007
At the beginning of the year.	183,893	1,400,883	5,699,957	4,324,950
At the end of the year.	782,991	183,893	6,877,232	5,699,957

INCREASE (DECREASE) IN WORKING CAPITAL.	854,561	1,335,838	(28,426)	(304,307)

The accompanying notes are an integral part of these consolidated financial statements.

VIVO PARTICIPAÇÕES S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2007,  and 2006 (Continuation)
(In thousands of Brazilian reais)

	Company		Consolidated
	12.31.07	12.31.06	12.31.07	12.31.06
SUMMARY OF SOURCES (USES) OF FUNDS FROM OPERATIONS

Net income (loss) for the year	(78,935)	70,773	(99,391)	16,347

Items not affecting working capital:
Equity pick-up	(453,274)	(795,372)	-	-
Depreciation and amortization	311,729	310,817	2,376,172	2,394,385
Minority interest	-	-	-	7,968
Interest, monetary and exchange variations	(37,820)	(17,690)	(100,438)	(123,721)
Net book value of property, plant and equipment	34	19	25,792	48,828
Provision for loss on assets	-	-	-	277,987
Reserve for contingencies	124	112	80,692	50,344
Reserve for pension and other post-retirement benefit	-	-	1,361	824
Decrease of advances for future capital increase	-	118,575	-	-
Taxes	-	-	(39,140)	(4,403)
Loss in change of participation in subsidiaries	-	-	-	671
Recoverable and deferred tax	-	(34,605)	-	(929,699)
Gain on derivative contracts	8,871	57,315	172,916	280,203
Others	21	-	147	1,013
Items not affecting working capital	(170,315)	(360,829)	2,517,502	2,004,400

Total	(249,250)	(290,056)	2,418,111	2,020,747

The accompanying notes are an integral part of these consolidated financial statements.

VIVO PARTICIPAÇÕES S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(In thousands of Brazilian reais)

	12.31.07	12.31.06
OPERATING ACTIVITIES
Net income (loss).	(99,391)	16,347
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Minority interest.	-	7,968
Depreciation and amortization.	2,376,172	2,394,385
Depreciation of shared systems.	-	277,987
(Gain) loss on property, plant and equipment disposals.	20,528	(1,220)
Loss in forward, swap and option contracts.	509,415	764,264
Monetary and exchange variation.	(296,138)	(334,978)
Allowance for doubtful accounts receivable.	365,740	720,496
Reserve for pension and other post-retirement benefit plans.	5,542	824
Provision for loss on investment.	-	671

(Increase) decrease in operational assets:.
Trade accounts receivable.	(583,239)	102,074
Inventories.	(94,604)	80,292
Deferred and recoverable taxes.	239,384	(907,635)
Other current and noncurrent assets.	(167,051)	389,092

(Increase) decrease in operational liabilities: .
Payroll and related accruals.	16,847	6,785
Trade accounts payable.	442,295	153,870
Interest payable.	(6,362)	(56,064)
Taxes payable.	86,152	(219,211)
Reserve for contingencies.	52,781	(211,366)
Other current and noncurrent liabilities.	216,930	50,333
Net cash provided by operating activities	3,085,001	3,234,914

INVESTING ACTIVITIES
Additions to property, plant and equipment and intangible.	(1,903,667)	(2,102,422)
Additions to deferred assets.	(2,067)	(1,510)
Minority interest acquisition.	-	(2,681)
Other investments.	-	(3)
Cash received on sale of property, plant and equipment	5,264	50,048
Net cash provided by investing activities	(1,900,470)	(2,056,568)

The accompanying notes are an integral part of these consolidated financial statements.

VIVO PARTICIPAÇÕES S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006 (Continuation)
(In thousands of Brazilian reais)

	12.31.07	12.31.06
FINANCING ACTIVITIES
New loans and debentures obtained.	2,094,965	2,200,702
Loans paid.	(1,911,418)	(2,962,043)
Net settlement on derivative contracts.	(561,537)	(640,470)
Interest on shareholders’ equity and dividends paid to minorities.	(17,547)	(63,167)
Cash received relating to reverse stock split.	-	6,580
Cash and banks effect - merger subsidiaries.	-	826,297
Net cash from (used in) financing activities.	(395,537)	(632,101)

INCREASE IN CASH AND CASH EQUIVALENTS.	788,994	546,245

CASH AND CASH EQUIVALENTS
At the beginning of the year.	1,401,996	855,751
At the end of the year.	2,190,990	1,401,996

INCREASE IN CASH AND CASH EQUIVALENTS.	788,994	546,245

SUPPLEMENTAL CASH FLOW INFORMATION
Income and social contribution taxes paid.	14,685	154,509
Interest paid.	311,771	453,229

NONCASH TRANSACTION
Donation.	13,286	19,254
Provision of special premium reserve.	-	52,412
Unclaimed dividends and interest on shareholders' equity.	11,936	22,728
Write-off reserves.	-	241,682
Proposed dividends.	-	16,808
Tax incentive.	-	24,162
Transfer goodwill.	-	259,069
Merged net assets, net of cash.	-	3,761,352

The accompanying notes are an integral part of these consolidated financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
VIVO PARTICIPAÇÕES S.A. AND SUBSIDIARY
NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(Amounts expressed in thousands of Brazilian reais - R$, unless otherwise indicated)

1.OPERATIONS
Vivo Participações S/A (“Company”) - formerly Telesp Celular Participações S/A - is a publicly traded corporation which at December 31, 2007 has as controlling shareholders Brasilcel N.V. and its subsidiaries Portelcom Participações S/A, Sudestecel Participações Ltda., Avista Participações Ltda., TBS Celular Participações Ltda. and Tagilo Participações Ltda. that jointly hold (treasury shares excluded) 62.95% of the Company’s total capital.

Brasilcel N.V. is jointly controlled by Telefonica S/A (50% of total capital), PT Móveis Serviços de Telecomunicações SGPS S/A (49.999% of total capital) and Portugal Telecom SGPS S/A (0.001% of total capital).

The wholly-owned subsidiary Vivo S/A is a provider of mobile telephone services, including activities necessary or useful for the performance of such services, in accordance with authorizations granted for the areas of service described below:

Operation area	Authorization Valid Until

Areas 1 and 2:
São Paulo	August 05, 2008
São Paulo (Ribeirão Preto, Guatapará and Bonfim Paulista)	January 20, 2009

Area 3:
Rio de Janeiro	November 29, 2020
Espírito Santo	November 30, 2008

Area 5:
Paraná e Santa Catarina	April 08, 2013

Area 6:
Rio Grande do Sul	December 17, 2022

Areas 7 and 8:
Distrito Federal	July 24, 2021
Góias e Tocantins	October 29, 2008
Mato Grosso	March 30, 2009
Mato Grosso do Sul	September 28, 2009
Rondônia	July 21, 2009
Acre	July 15, 2009
Amazonas, Roraima, Amapá, Pará and Maranhão	November 29, 2013

Area 9:
Bahia	June 29, 2008
Sergipe	December 15, 2008

The authorizations granted may be renewed just once, for a 15-year period, against a payment every two years of rates equivalent to 2% (two percent) of revenues for the year prior to that of the payment, net of taxes and mandatory social contributions related to the application of the Basic and Alternative Plans of Service. Vivo, in the states of Rio de Janeiro, Rio Grande do Sul and Distrito Federal had their authorizations extended by Act No. 54,324 of November 28, 2005; No. 59,121 of June 20, 2006; and No. 59,120 of June 20, 2006, respectively.

The authorizations that need to be obtained in 2008, are already in the process of renewal by the regulatory agency.

The subsidiary's business and the services it may provide are regulated by the National Telecommunications Agency (ANATEL), the regulator for telecommunications services in Brazil, in accordance with Law No. 9,472 of July 16, 1997 and respective regulations, decrees, decisions and complementary plans.

On February 22, 2006, the General Shareholders’ Meeting approved the merger of shares of Tele Centro Oeste Celular Participações S/A (“TCO”) to be converted into a wholly-owned subsidiary of Vivo Participações S/A and the merger of Tele Sudeste Celular Participações S/A (“TSD”),Tele Leste Celular Participações S/A (“TLE”) and Celular CRT Participações S/A (“CRTPart”) into the Company, as described in the Notice of a Material Fact dated December 4, 2005.

The results of the merged companies from January 1 to February 22, 2006 were consolidated in the Company’s statement of operations for the year ended December 31, 2006, as agreed in the merger protocol.

Auction of share fractions

On April 19 and 24, 2006 auctions were held on the Sao Paulo Stock Exchange – BOVESPA to place 641,766 shares (310,366 common shares under code VIVO3 and 331,400 preferred shares under code VIVO4) on the “Free Float” market, corresponding to the fractions determined in the exchange of shares of Tele Sudeste Celular Participações S/A, Tele Centro Oeste Celular Participações S/A, Tele Leste Celular Participações S/A and Celular CRT Participações S/A for shares of Vivo Participações S/A resulting from the Corporate Restructuring approved by the Special Shareholders’ Meeting of February 22, 2006. The amounts determined on the sale are at the disposal of the holders of these share fractions at any branch of Banco ABN Amro Real S/A, the depositary entity of the book-entry shares of Vivo Participações S/A.

Corporate Restructuring

At the Special Shareholders’ Meeting held on October 31, 2006, the merger by the wholly-owned subsidiary Global Telecom S/A of the other wholly-owned subsidiaries of Vivo Participações S/A, namely Telergipe Celular S/A, Telebahia Celular S/A, Telerj Celular S/A, Telest Celular S/A, Celular "CRT" S/A, Telesp Celular S/A and Tele Centro Oeste Celular Participações S/A, as well as of the latter’s subsidiaries Telegoias Celular S/A, Telemat Celular S/A, Telems Celular S/A, Teleron Celular S/A, Teleacre Celular S/A and Norte Brasil Telecom S/A was approved.

The execution of the Corporate Restructuring was intended to simplify the corporate and operational structure, by unifying the general business management of the operating companies, which were concentrated in a single operating company controlled by the Company. Additionally, it was planned to optimize synergies between the companies involved, following the process which began with the Corporate Restructuring approved at the special shareholders’ meetings held on February 22, 2006. Similarly and simultaneously with the Corporate Restructuring accomplishment, the name of Global Telecom S/A was changed into Vivo S/A (“Vivo”).

The merger of the subsidiaries was previously approved by ANATEL on July 25, 2006 by the Act No. 59,867, published in the Federal Official Gazette (DOU) on July 27, 2006.

By the fact that the Corporate Restructuring did not directly involve Vivo Participações S/A, and was restricted to its subsidiaries, the Company’s capital and shareholders' equity as well as its shareholding structure and the rights derived from the shares it issued did not undergo any change.

Acquisitions - Telemig Participações S.A. and Tele Norte Participações S.A.

On August 02, 2007, in accordance with the terms of the Instruction CVM no. 358, of January 03, 2002, the Company announced a stock purchase agreement with Telpart Participações S.A. (Telpart ") to acquire (i) 72,581,089,368 (seventy-two billion, five hundred eighty-one million, eighty-nine thousand, three hundred sixty-eight) common shares and 9,699,320,342 (nine billion, six hundred ninety-nine million, three hundred twenty thousand and three hundred and forty-two) preferred shares of Telemig Celular Participações S.A. ("Telemig Participações"), corresponding to 53.90% of voting capital, 4.27% of non-voting capital and 22.72% of total capital; and (ii) 64,633,961,594 (Sixty-four billion, six hundred thirty-three million, nine hundred sixty-one thousand, five hundred ninety-four) common shares and 185,778,351 (one hundred eighty-five million, seven hundred seventy-eight thousand, three hundred fifty-one) preferred shares of Tele Norte Celular Participações S.A. ("Tele Norte Participações"), corresponding to 51.86% of voting capital, 0.09% of non-voting capital and 19.34% of total capital (the Acquisition").

Telemig Participações is the controlling shareholder of Telemig Celular S.A. ("Telemig Celular”), which is  the SMP - Personal Mobile Service provider in Area 4 of Region 1 of the General Plan of Authorizations of SMP, that covers the State of Minas Gerais. Tele Norte Participações is the controlling shareholder of the Amazônia Celular S.A. (" Amazônia Celular "), which is the mobile service provider  of SMP in Area 8 of Region 1 of the General Plan of Authorizations of SMP, that embraces the States of Amazonas, Roraima, Amapá, Pará and Maranhão.

The permission of the sale and purchase agreement was approved by the general meetings of shareholders of the Company and of Telpart held on August 21, 2007. The conclusion of the Acquisition (“Closing ") is subjected to certain conditions precedent set forth in the stock purchase agreement, including, without limitation, the approval by ANATEL.

The agreement, in its clause 7. 1 letter (g), establishes that the sale can be cancelled, amongst other situations: for any one of the parties if the Closing does not take place up to March 31, 2008 (“Date of Rescission”), being established that (I) Telpart will have the right to prorogue the cited Date of Rescission up to June 30, 2008, only if, up to March 31, 2008, the only other condition for the Closing is the consent of ANATEL to the transfer of control of any companies involved in the operation; e (II) the Company will have the right to prorogue the Date of Rescission up to September 30, 2008, only if, up to March 31, 2008, the only other condition for the Closing is any of the following events: (i) neither definitive restraining order or  another order, decree or rule issued by a Governmental Authority, nor any Law promulgated or approved for any Governmental Authority, will have to be valid to forbid, to restrict or to hinder the conclusion of the closing, and (ii) all the corporate  authorizations included in the contract will have also to be valid and should not have to be suspended for any judicial lawsuit court. Telpart and the Company, as the case, will have to notify in writing to another party concerning its intention to previously prorogue the Date of the Rescission in or as of March 31, 2008.

The price agreed in the stock purchase agreement is of R$1,213,100,000.00 (the " purchase price "), that corresponds to: (i) R$1,093,090,107.00 for the shares held by Telemig Participações in Telpart, represented by R$14.21 per lot of 1,000 common shares of Telemig Participações and R$6.39 per lot of 1,000 preferred shares of Telemig Participações and, (ii) R$120,009,893.00 for the shares held by Tele Norte Participações owned by Telpart, represented by R$1.85 per lot of 1,000 common shares of Tele Norte Participações and R$0.66 per lot of 1,000 preferred shares of Tele Norte Participações. The Purchase Price to be paid by Vivo Participações implies R$2,488.29 for common shares of Telemig Celular and of R$56.72 for lot of 1,000 common shares of the Amazônia Celular. The references to the Purchase Price regarding  each type of shares relate to the prices for lots of 1,000 shares, in order to be consistent with the form that such shares are trade in the market (except with respect to Telemig Celular shares, which are traded on a per share basis).

From the execution of the stock purchase agreement until the date of the Closing, the Purchase Price will be updated by the Brazilian daily – CDI rate and will be subject to certain adjustments as contemplated in the stock purchase agreement. Moreover, the prices for share mentioned before will be further adjusted to reflect the result of ongoing reverse split processes approved at shareholders’ meeting of Telemig Participações, Tele Norte Participações and  Amazônia Celular all held on July 12, 2007.

At October 23, 2007, in the meeting of the ANATEL’s Board of Directors the acquisition of Telemig Participações S.A. for the Company was approved unanimously by votes (5 to 0). This approval was published on November 06, 2007, by the Act nº 68,401, in this still pending the approval of the acquisition of Tele Norte Participações S.A. shares. The acquisition still depends of approval by the Administrative Council of Economic Defense - CADE. As a reminder the the financial closing of the acquisition will only take place when ANATEL also approves Tele Norte Participações S.A.

Preferred shares of not conforming shareholders

On November 21, 2007, the Ordinary Meeting of the Board of Directors approved the replacement in the "Free Float" of 7 (seven) preferred shares held in treasury by the Company and previously withheld by the shareholders who had relatively exercised the right to withdraw due to the acquisition of control of Telemig Participações and Tele Norte Participações and, indirectly, of its respective controlled companies, Telemig Celular and Amazônia Celular.

Selling - Tele Norte Participações SA

On December 20, 2007 in accordance with the terms of Instruction CVM 358 of 01/03/02, the Company,  announced that a stock purchase agreement was signed with Telemar Norte Participações, in order to sell the shares of Tele Norte Participações, which Telpart Participações S.A. (“Telpart”) had previously undertook to sell and transfer to the Company under the terms of the stock purchase agreement dated as of August 02, 2007.

Therefore, with the sale of shares of Tele Norte Participações, the Company believes that any eventual regulatory issues will be resolved, which may be impacting the deliberation by ANATEL of the acquisition of shares of Tele Norte Participações, and makes possible the closing of the transaction agreed with Telpart.

The sale agreement with Telemar Norte Leste S.A. was settled to be made by the amount of R$120.009.893,00 (one hundred, twenty million, nine thousand, eight hundred ninety-three Reais) and is subject to the monetary update set forth in the Stock Purchase Agreement and that is equivalent to the price paid by Vivo Participações for the same shares under the terms of the Original Agreement signed on August 02, 2007.The sale shall be concluded as soon as certain conditions precedent set forth in the Stock Purchase Agreement are implemented, including the approval of the transaction by ANATEL.

Auction of the Frequencies 1,9 Mhz

On September 25, 2007, the Company,  through its  subsidiary VIVO S.A. (Vivo) was the winning bidder of the Band L lots, except for lot 16 (area of Londrina- state of Paraná) and of lot 20 (North of Brazil), after opening the proposals carried through in that date in the headquarters of ANATEL. Band L comprises lots in the frequency range from 1895 to 1900 Mhz and from 1975 to 1980 Mhz, with 5 + 5 Mhz width, in all the regions served by the SMP. Accordingly, Vivo managed to complete its last coverage gap and will be soon operating in the whole Brazilian territory.

In order to achieve this benchmark, Vivo offered 50.60% average premium over the minimum price set in the auction call notice. Vivo’s offer was approximately R$169.7 million for all Band L lots acquired. However, pursuant to the rules provided for in the auction call notice, the price to be paid refers to the remaining term of the pre-existing authorizations for each lot acquired, which term is always counted as from the date of execution of the Term of Authorization referring to this bidding process. The resultant amount of the governmental bidding totalized for Vivo the amount of R$50.3 millions, without including the lots of state of Minas Gerais.

Auction of the Frequencies of  2,1 Mhz (3 G)

On December 20, 2007, the Company, through its subsidiary, announces that it was the winning bidder in the Band J lots, with 10 + 10 MHz width, with exception of the areas VII and X. In order to achieve this benchmark, Vivo has paid 92.5% average premium over the minimum price set in the auction call notice. For all Band J lots acquired, Vivo offer was approximately R$1.1 billion for a period of 15 years postponed for 15 more years. The total amount or 10% should be paid at the time of the execution of the Terms of Authorization. The remaining 90% may be paid in 6 equal and annual installments, with a grace period of 3 years, adjusted to the Telecommunications Ratio Sector - IST variation, plus 1% monthly.

Agreement between Telefonica s.and Telecom Italy

In October of 2007, TELCO S.p.A. (in which Telefonica S.A withholds a participation of 42.3%), completed the acquisition of 23.6% of Telecom Italy. Telefonica S.A. has joint control of Vivo, through its joint venture with Portugal Telecom.  Telecom Italy has controlling interest in TIM Participações S.A (TIM), which is a mobile operator in Brazil. As result of the acquisition of its interest in Telecom Italy, Telefonica S.A. has no direct involvement in the operations of TIM. Additionally, any transactions between the Company and TIM are transactions in the normal course of business for inter-operator transactions  which are regulated by the ANATEL.

2. PRESENTATION OF FINANCIAL STATEMENTS

The individual (Company) and consolidated financial statements are presented in thousands of Brazilian reais (except where otherwise mentioned) and have been prepared in accordance with accounting practices adopted in Brazil, which include the accounting practices derived from Brazilian corporate law, standards applicable to concessionaries of public telecommunications services and the standards and accounting procedures established by the Brazilian Securities Commission (CVM).

The authorization for conclusion of the local financial statements occurred in the Board meeting carried through at January 21, 2008.

Intercompany asset and liability, revenue and expense balances were eliminated on consolidation.

Some headings of the consolidated income statement for the exercise ended on December 31, 2006 were reclassified to allow the comparison, as follows:

  Reclassification of depreciation of handsets available to corporate customers free of charge (“comodato” agreement): from general and administrative expenses to selling expenses;
  Reclassification of revenues related to commercial incentives (cash rebates): from other operating income to selling expenses.
Accounts	2006 Statement of Operations	Reclassification	2007 Statement of Operations

Selling expenses	(3,787,500)	36,430	(3,751,070)
General and administrative expenses	(1,112,184)	12,436	(1,099,748)
Other operating income	541,928	(48,866)	493,062

The reconciliation between Company's and consolidated loss for the twelve-month periods ended December 31, 2007 and 2006 is as follows:

	12.31.07	12.31.06
Company loss (Net Income)	(78.935)	70.773
Subsidiaries Fiscal Incentives	-	(24.162)
Subsidiaries Donations	(13.286)	(19.254)
Dividends and interest on shareholders' equity in subsidiaries	(7.170)	(11.010)
Consolidated Loss (Net Income)	(99.391)	16.347

Additionally, pursuant to CVM Resolution No. 489/05, as from 2006, the amounts of escrow deposits linked to the reserve for contingencies are shown as deductions from  the related liabilities.

3. SUMMARY OF THE PRINCIPAL ACCOUNTING PRACTICES

a) Cash and cash equivalents

Cash and cash equivalents represent all available balances in cash and banks and  highly liquid temporary cash investments, stated at cost, plus accrued interest to the balance sheet date, with original maturity dates of three months or less.

b) Trade accounts receivable

The amounts billed are calculated at the tariff rate on the date the services were rendered. Trade accounts receivable also include services provided to customers up to the balance sheet date, but not yet invoiced, as well as accounts receivable from the sale of handsets and accessories.

c) Allowance for doubtful accounts receivable

The allowance for doubtful accounts is provided for trade accounts receivable when collection is considered remote.

d) Translation of foreign currency transactions

Foreign currency transactions are recorded at the exchange rate at transaction date and the related balances are updated through the balance sheet date. The exchange variation is recognized in the statements of operations. Exchange variation and premiums related to derivative contracts are calculated and recorded monthly, regardless of the settlement dates.

e) Inventories

Consist of handsets and accessories stated at the average acquisition cost. A provision is recognized to adjust the cost of handsets and accessories to net realizable value for inventory considered obsolete or slow moving.

f) Prepaid expenses

Stated at amounts disbursed for expenses which have not yet been incurred.

g) Other assets

Include subsidies on sales of handsets to the accredited agents, which are deferred and recognized in results as these handsets are activated. They also include the balances to be received from commercial agreements that are proceeding from current transactions between the Company and its suppliers, having as main references the volume of purchases and shared campaigns of marketing.

h) Investments

The permanent investment in the subsidiary is recorded by the equity method. The accounting practices of the subsidiary are consistent with those used by the Company. Other investments are recorded at historical cost.

i) Property, plant and equipment and intangible

It is stated at acquisition or construction cost, less accumulated depreciation calculated by the straight-line method based on the estimated useful lives of these assets (Notes 11 and 12). The costs incurred for repairs and maintenance that represent improvements and increases in capacity or useful life are capitalized, while other routine costs are charged to results of operations. The estimated costs to be incurred for asset retirement obligation of towers and equipment on leased property are capitalized (Note 18) and depreciated over the useful life of the equipment, not exceeding the term of lease agreements. The leasehold improvements are depreciated by the lesser period between the estimated useful life of the related asset and rental contract term.

The interests and other financial charges over loans obtained from third parties, which are directly attributable to the acquisition and construction of the Company’s network assets, are being capitalized during the construction-in-progress, in compliance with Deliberation CVM nº193. The allocation of these financial charges to the results of operations is effected in accordance with the useful lives of related assets.

j) Deferred charges

It represents pre-operating expenses recorded during the start-up phase and are amortized using the straight-line method, over a ten-year period.

Goodwill recognized on the acquisition of Ceterp Celular S.A. by Telesp Celular S.A. on November 27, 2000 is being amortized using the straight-line method over a period of ten years.

The goodwill paid on own location of owned stores was recorded as deferred assets and is amortized over the term of the related agreements.

k) Taxes, Rates and Contributions

The service revenues are subject to the taxation of VAT state tax (“ICMS”), municipal tax over services provided (“ISS”) with applicable rates for each region, VAT federal taxes (PIS and COFINS) in the cumulative method of taxation for revenue services of telecommunications, by the tax rate of 0.65% and 3.00%, respectively. For other revenues earned by the Company, including revenues related to the resale of merchandise, in the non- cumulative method of taxation, by the tax rate of 1.65% and 7.60% for PIS and COFINS, respectively.

The credits generated by the non-cumulative method of taxation for PIS and COFINS are disclosed in the statement of operation as a deduction of costs of merchandise sold.

The advanced amounts or available for future tax offset are demonstrated as current assets and non current, in accordance with estimated period of realization.

The taxation on profits consists of income tax and social contribution calculated based on the taxable income (adjusted), to the applicable tax rate in accordance with enacted law: 15%, plus an additional rate of 10% when the taxable income exceeds R$240 annually and 9% for the social contribution.

The deferred income tax and social contribution assets are comprised of carryforward income tax and social contribution losses and temporary differences, based on the enacted rates of the mentioned taxes. This is in accordance with the provisions of Deliberação CVM No. 273, as of August 20, 1998 and Instrução CVM No. 371 as of June 27, 2002, and take in consideration the future taxable income to be generated in the future based on the business plan approved by Board of Directors.

l) Loans and financing

Loans and financing are updated by monetary and/or exchange variations and accrued interests to the balance sheet date.

m) FISTEL fees

The Telecommunications Inspection Fund (FISTEL) fees, which are paid on activation of new subscribers generated monthly throughout the year, are deferred and amortized over the customers’ estimated loyalty period of 24 months.

n) Provision for contingencies

The reserve for contingencies is recorded based on management and legal counsel evaluation in respect of the probable outcome of pending cases and is adjusted to the balance sheet date based on the probable amount of the loss, in accordance with the nature of each contingency.

o) Pension and post-retirement benefit plans

Actuarial liabilities are calculated by projected unit credit method and plan assets are stated at fair market value. Actuarial gains and losses are recorded immediately in income (loss) for the year. Deficits (actuarial obligations in excess of the plan’s assets) are recognized at the end of each year. In the absence of prospects of a reduction of future contributions, surpluses are not recognized (Note 29).

p) Revenue recognition

Revenues from services are recognized when services are provided and are billed on a monthly basis. Unbilled revenues are estimated and recognized as revenues when the services are provided. Revenues from sales of prepaid cellular minutes are deferred and recognized in income as they are used. Revenue from the sale of handsets and accessories, effected in owned stores, is recorded at the time of the sale to the final customer. Sales made through dealers are recorded as revenue when the handsets are activated.

q) Net financial expense

It represents interest, monetary and exchange variation resulting from temporary cash investments, loans and financing obtained and granted.

r) Derivatives

The Company and its subsidiary maintain certain foreign currency derivative contracts to manage their exposure to exchange rate fluctuations in relation to their foreign currency cash flow. These derivative contracts are recorded at the exchange rates in effect at the balance sheet date, and premiums paid or received in advance are deferred and amortized over the effective period of the contracts. Gains and losses, realized or unrealized, based exclusively on contractual terms, are recorded as financial results.

s) Employees’ profit sharing

Provisions are recorded for the expense of employees’ profit sharing.

t) Net income (loss) per thousand shares

Calculated based on the number of shares outstanding at balance sheet date.

u) Use of estimates

The preparation of the financial statements requires management to make estimates and assumptions relating to the reported amount of assets and liabilities and of revenues, costs and expenses. Actual results could differ from these estimates.

v) Statement of cash flow

The Company is presenting, as suplemental information, the statements of cash flow, prepared in accordance with the NPC20 - Statement of Cash Flow, emitted for the Brazilian Institute of Accountants - IBRACON.

4. SHORT-TERM INVESTMENTS

Short-term investments refer mainly to fixed interest rates, which are indexed by the interbank deposit rates (CDI), with immediate liquidity.

As December 31, 2007, the subsidiary had financial investments pledged in guarantee of lawsuits and of loans and financing (Note 16.e), amounting to R$32,359 (R$38,601 in 2006) and R$27,108 (R$7,043 in 2006), respectively.

5. TRADE ACCOUNTS RECEIVABLE, NET

	Consolidated
	12.31.07	12.31.06
Receivables from unbilled services	414,192	320,281
Receivables from billed services	1,032,439	1,038,397
Receivables from interconnection fees	630,679	674,311
Receivables from goods sold	446,136	281,563
(-) Allowance for doubtful accounts	(344,701)	(353,306)
Total	2,178,745	1,961,246

The Company has no client balances that represent more than 10% of net trade accounts receivable as of December 31, 2007 and 2006.

At December 31, 2007 the balance of accounts receivable includes R$269,026 (R$545,864 in 2006) related to co-billing with other operating companies, which amounts were determined on the basis of statements of commitment, since contracts have not yet been signed by the parties. Pending matters related to the definition of responsibility for losses resulting from fraud have not yet been resolved, and depend upon decision by the regulating agency and agreement between the parties.

The changes in the allowance for doubtful accounts are as follows:

	Consolidated
	2007	2006
Balance at beginning of year	353,306	249,399
Additional allowance (Note 22)	365,740	720,496
Write-offs and recoveries	(374,345)	(723,931)
Merged assets	-	107,342
Balance at year end	344,701	353,306

6. INVENTORIES

	Consolidated
	12.31.07	12.31.06
Handsets	382,410	320,162
Accessories and other	7,330	6,002
Simcard	24,700	-
(-) Allowance for obsolescence	(37,816)	(44,144)
Total	376,624	282,020

7. DEFERRED AND RECOVERABLE TAXES

7.1 Breakdown

	Company		Consolidated
	12.31.07	12.31.06	12.31.07	12.31.06
Prepaid income and social contribution taxes	480,544	445,926	573,705	602,503
Withheld income tax	37,214	2,017	81,368	28,145
State VAT (ICMS) recoverable	-	-	463,573	431,436
PIS and COFINS recoverable	28,529	28,529	241,516	307,580
Other recoverable taxes	270	242	34,870	59,928
Total recoverable taxes	546,557	476,714	1,395,032	1,429,592

Deferred income and social contribution taxes	1,143	1,143	2,570,938	2,809,815
ICMS to be allocated	-	-	82,323	48,270

Total	547,700	477,857	4,048,293	4,287,677

Current	4,696	6,520	1,614,377	1,662,739
Noncurrent	543,004	471,337	2,433,916	2,624,938

The breakdown of deferred income and social contribution taxes are as follows:

	Consolidated
	12.31.07	12.31.06
Absorbed fiscal credit - restructuring	634,405	922,140
Tax credits on allowances for:
Obsolescence	12,857	15,009
Contingencies	120,374	117,478
Doubtful debt	117,198	120,124
Customer fidelity program	25,954	22,102
Employee profit sharing	33,989	26,186
Suppliers	125,801	125,799
Derivative contracts	107,254	70,029
Accelerated depreciation	134,067	99,998
Valuation allowance	102,047	119,487
Other amounts	40,740	50,588
Income and social contribution tax loss carryforwards	1,116,252	1,120,875
Total deferred taxes	2,570,938	2,809,815

Current	906,906	878,397
Noncurrent	1,664,032	1,931,418

The portion classified in the current assets refers to the reversion of temporary differences and amortization of goodwill foreseen for 2008.

The deferred taxes were set up assuming its future realization as follows:

a)    Income and social contribution tax loss carryforwards: To be offset up to 30% of the tax bases in subsequent years.

b)    Merged tax credit: Represented by the net balance of goodwill and the provision for maintaining the integrity of equity (Note 7.2). Its conversion occurs proportionately to the amortization of the goodwill in its subsidiary, over a period of 5 to 10 years. Studies by outside consultants used in the Corporate Restructuring process support the recoverability of this amount within this period.

c)    Temporary differences: Realization will occur upon payment of the provisions, actual loss on doubtful accounts or sale of inventories, as well as for the reversion of other provisions.

The Company prepared technical feasibility studies, approved by its Board, which indicated the full recovery of recognized deferred tax amounts, as defined by CVM instruction N°371.

On December 31, 2007 the schedule for realization of the deferred taxes is as follows:

Year:	Consolidated
2008	906,906
2009	468,404
2010	308,311
2011	355,926
2012	329,859
2013 and after	201,532
Total	2,570,938

7.2 Tax benefits – Corporate Restructuring

The goodwill paid when Company went private and when its subsidiaries were acquired was transferred by the acquiring to the acquired companies, as Instructions CVM 319 as of December 03, 1999 and 349 as of March 6, 2001.

Prior to these transfers, provisions were recorded for the maintenance of the subsidiary's net equity and, consequently, the net assets merged to represent essentially the tax advantage resulting from the deduction of the goodwill merged.

Company’s and its subsidiary’s accounting records for corporate and tax purposes include specific accounts related to merged goodwill and provision and respective amortization, reversal and tax credit, the balances of which are as follows:

	Consolidated
	12.31.07			12.31.06
Restructuring	Goodwill	Provision	Net	Net
TCO – 1 st acquisition	425,883	(281,083)	144,800	247,012
TCO – 2 nd acquisition	206,106	(136,029)	70,077	97,202
TC - Privatization	611,941	(403,881)	208,060	316,613
TLE – Privatization	91,025	(60,077)	30,948	41,885
GT – Acquisition	530,939	(350,419)	180,520	219,428
Total	1,865,894	(1,231,489)	634,405	922,140

The changes during the year ended December 31 are as follows:

	Consolidated
	2007	2006
Results:
Amortization of goodwill	(881,048)	(881,048)
Reversal of Provision	593,313	590,820
Tax credit	287,735	290,228
Effect on results	-	-

Proportionately to the effective realization of tax benefits, relevant amount will be absorbed by capital in favor of controlling shareholders, while the other shareholders will be assured of the right of first refusal. The resources originating from the exercise of this right will be paid to controlling shareholders.

As of December 31, 2006, the amount of R$305,531 was capitalized in respect of benefits recorded up to December 31, 2005. Of this amount, R$194,277 corresponds to a share issue by Vivo Participações S.A., and R$111,254 corresponds to Tele Centro Oeste Celular Participações S.A., without a share issue.

The tax benefits during the exercises of 2006 and 2007 will be capitalized in elapsing of the 2008 exercise, respecting the preemptive right in the capital increase in accordance with the article nº 171 of Law 6.404/76.

8. PREPAID EXPENSES

	Company		Consolidated
	12.31.07	12.31.06	12.31.07	12.31.06
FISTEL fee	-	-	110,304	47,277
Rent	-	-	16,459	17,007
Advertising to be distributed	-	-	133,324	114,927
Financial charges	2,529	3,337	2,816	3,847
Other	-	-	25,889	20,128
Total	2,529	3,337	288,792	203,186

Current	598	807	228,922	181,872
Noncurrent	1,931	2,530	59,870	21,314

9. OTHER ASSETS

	Company		Consolidated.
	12.31.07	12.31.06	12.31.07	12.31.06
Judicial deposits	245	62	101,036	85,716
Advances to employees	-	80	5,973	7,483
Credits with suppliers	-	-	52,232	3,338
Intercompany credits	1,863	2,102	10,661	4,167
Subsidies on terminal sales	-	-	45,982	37,335
Other assets	3,421	785	8,204	6,117
Total	5,529	3,029	224,088	144,156

Current	3,137	590	197,578	122,537
Noncurrent	2,392	2,439	26,510	21,619

10. INVESTMENTS

a) Investments in subsidiary

As of December 31, 2007 and 2006, Vivo S.A. is a wholly-owned subsidiary of the Company, withholding 3,810,478 common shares.

The main information of the subsidiary are as follows:

	Shareholder’s equity		Net income(loss)
Investees	12.31.07	12.31.06	2007	2006
Vivo S.A.	7,197,499	8,464,186	432,818	863,602

b) Breakdown and changes

The balance of Company's investments includes interest in subsidiaries' equity, goodwill, advances for future capital increase and valuation allowance, as well as other investments, as shown below:

	Company		Consolidated
	12.31.07	12.31.06	12.31.07	12.31.06
Investment in subsidiaries	6,091,680	7,358,367	-	-
Goodwill on the acquisition of investments, net	909,766	1,290,512	909,766	1,290,512
Advance for future capital increase	1,105,818	1,105,818	-	-
Valuation allowance (a)	(242,397)	(311,467)	(242,397)	(311,467)
Other investments	106	105	113	113
Investment balance	7,864,973	9,443,335	667,482	979,158

(a) Allowance set up at December 31, 2001 and 2002 to recognize permanent losses on goodwill, as a consequence of losses accumulated at those dates by subsidiary Global Telecom.

The movement of the investments in subsidiaries for the exercise ended in December 31, as follow as:

b.1)  Investments in subsidiaries

	12.31.07	12.31.06
Balance at beginning of year	7,358,367	4,371,626
Donations and subsidies	13,286	19,254
Equity pick-up (a)	432,818	765,108
Unclaimed dividends and interest on shareholders' equity in subsidiaries	7,170	11,010
Merger of companies	-	4,167,466
Capital increase	-	318,570
Capital increase with reserves	-	305,531
Capital reduction	(36,500)	(631,800)
Interim dividend	-	(1,763,293)
Dividends and interest on shareholders’ equity	(1,683,461)	(205,105)
Balance at year end	6,091,680	7,358,367

(a) The equity pick-up result is composed of:In 2007, R$453,274 (i) net income by Company R$432,818; (ii) R$13,286 donations and (iii) unclaimed dividends and interest on shareholders’ equity R$7,170. In 2006 R$795,372 (i) net income by Company R$765,108, (ii)R$19,254 donations and (iii) unclaimed dividends and interest on shareholders’ equity R$11,010

b.2)  Goodwill on the acquisition of investments, net

	12.31.07	12.31.06
Balance at beginning of year	1,290,512	1,869,387
Transfer to advance for future capital increase	-	(199,087)
Amortization of goodwill (Note 24)	(380,746)	(379,788)
Balance at year end	909,766	1,290,512

b.3)  Advance for future capital increase

	12.31.07	12.31.06
Balance at beginning of year	1,105,818	1,279,500
Merged assets	-	293,020
Realization of reserves	-	(305,532)
Write-off of reserves	-	(360,257)
Goodwill transfer (a)	-	199,087
Balance at year end	1,105,818	1,105,818

(a)In 2006, this amount was transferred from goodwill to advance for future capital increase, after conclusion of the Corporate Restructuring (Note 1).

b.4)  Provision for losses on investments

	12.31.07	12.31.06
Balance at the beginning of the year	(311,467)	(380,541)
Amortization of loss (proportional goodwill) (Nota 24)	69,070	69,074
Balance at year end	(242,397)	(311,467)

11. PROPERTY, PLANT AND EQUIPMENT, NET

	Consolidated
	12.31.07			12.31.06
	Cost	Accumulated depreciation	Property, plant and equipment, net	Property, plant and equipment, net
Transmission equipment	7,515,674	(5,316,853)	2,198,821	2,002,026
Switching equipment	3,473,847	(2,105,727)	1,368,120	1,431,518
Infrastructure	2,507,440	(1,341,281)	1,166,159	1,161,294
Land	59,785	-	59,785	59,929
Buildings	282,869	(72,891)	209,978	214,900
Terminals	1,893,738	(1,603,340)	290,398	292,944
Other assets	1,419,770	(910,599)	509,171	545,710
Construction in progress	498,957	-	498,957	737,158
Total	17,652,080	(11,350,691)	6,301,389	6,445,479

Practised  annual taxes of depreciation are as follows:

Yearly depreciation rates %
Transmission equipment	10.00 a 20.00
Switching equipment	10.00 a 20.00
Infrastructure	2.87 a 20.00
Buildings	2.86 a 4.00
Terminals	66.67
Other assets	6.67 a 20.00

As of December 31, 2007, the subsidiary capitalized interests incurred on loans that were financing the work in process amounting R$11,175 (R$1,604 as of December 31,2006).

At December 31, 2007, the subsidiary had property and equipment offered as guarantee in lawsuits in the amount of R$ 109,158 (R$108,118 as of December 31, 2006), as shown below:

	12.31.07	12.31. 06
Tax	98,614	97,034
Labor and civil	10,544	11,084
Total	109,158	108,118

As of December, 2006, the subsidiary started offering services to the customers based on the Global System for Mobile Communications (GSM) technology. Management understands that the adoption of GSM will have no impact on amounts previously invested in the other technologies of its network.

12. INTANGIBLE ASSESTS, NET

	Consolidated
	12.31.07			12.31.06
	Cost	Accumulated amortization	Intangible net	Intangible net
Software user rights	3,203,376	(2,078,269)	1,125,107	1,135,026
Concession licenses	1,026,891	(627,864)	399,027	414,694
Other assets	35,511	(28,849)	6,662	12,359
Construction in progress	129,503	-	129,503	80,604
Total	4,395,281	(2,734,982)	1,660,299	1,642,683

Practised  annual taxes of amortization are as follows:

Yearly amortization rates %
Software user rights	20.00
Concession licenses	6.67 a 20.00
Other assets	6.67 a 20.00

13. DEFERRED ASSETS, NET

	Consolidated
	Annual amortization rate %	12.31.07	12.31.06
Pre-operating expenses
Amortization of license	10	80,496	80,496
Financial expenses	10	201,131	201,131
General & administrative expenses	10	69,960	69,960
		351,587	351,587

Goodwill - Ceterp Celular S/A	10	84,265	84,265
Goodwill	(a)	26,861	24,794

Total Cost		462,713	460,646

Accumulated amortization:
Pre-operating expenses		(292,754)	(256,883)
Goodwill - Ceterp Celular S/A		(59,687)	(51,261)
Goodwill		(20,808)	(18,245)
Total of the amortizations		(373,249)	(326,389)

Total, net		89,464	134,257

(a) As per contractual periods.

14. TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	12.31.07	12.31.06	12.31.07	12.31.06
Suppliers	3,337	1,659	2,290,721	1,936,194
Interconnection / linking	-	-	193,093	176,938
Amounts to be transferred LD (a)	-	-	314,573	389,471
Technical assistance	-	-	189,696	84,252
Other	143	111	81,225	40,158
Total	3,480	1,770	3,069,308	2,627,013

(a)   Amounts to be transferred refer to VC2, VC3 and roaming charges, invoiced to our clients and passed on to the long distance operating companies.

15. TAXES PAYABLE

	Company		Consolidated
	12.31.07	12.31.06	12.31.07	12.31.06
Current taxes:

ICMS	-	-	514,688	493,796
Income and social contribution taxes	-	-	20,493	2,319
PIS and COFINS	22,945	12	122,048	71,133
FISTEL	-	-	25,689	3,420
FUST and FUNTTEL	-	-	9,008	7,496
Other taxes, fees and mandatory contributions	1,381	1,282	23,592	11,252
Total	24,326	1,294	715,518	589,416

Legal liabilities (CVM 489/05):

PIS and COFINS	-	-	7,566	56,108
CIDE	-	8	25,997	17,600
Other taxes, fees and mandatory contributions	-	-	3,250	3,055
Total	-	8	36,813	76,763

Total	24,326	1,302	752,331	666,179

Current	24,326	1,302	570,972	453,710
Noncurrent	-	-	181,359	212,469

Current Taxes

At December 31, 2007, the noncurrent amount of R$168,850 (R$151,131 in 2006) of the long term liability refers to ICMS - Programa Paraná Mais Emprego (a program to increase the number of jobs) resulting from an agreement with the state of Paraná involving the postponement of the ICMS payment. This agreement establishes that ICMS payment falls due always in the forty-ninth month after that on which ICMS was determined.

Legal Liabilities - CVM Resolution 489/05

This includes the taxes that fall within the scope of Resolution No. 489 as of October 3, 2005, issued by the Brazilian Securities Commission (CVM), approved by IBRACON (Brazilian Institute of Independent Auditors) rule called NPC (Rules and Accounting Pronouncements) No. 22.

For financial statement purposes the amounts of judicial deposits of said taxes, if applicable, were offset against taxes, fees and mandatory contributions payable.

a) PIS and COFINS

Vivo S.A. in the state of São Paulo was assessed (lawsuit No. 19515,000,700/2003-97) for having offset COFINS, in January and February 2000, against credits derived from the excess of 1/3 of COFINS paid in 1999, after being offset against CSLL. Conservatively, management maintained the amount of R$24,671 on the accounts as of December 31, 2007 and 2006, having made an escrow deposit for the same amount.

Law N°9,718/98

On November 27, 1998, calculation of PIS and COFINS was amended by Law No. 9,718, which: (i) increased the COFINS rate from 2% to 3%; (ii) authorized deduction of up to 1/3 of the COFINS amount from the amount of CSLL and (iii) indirectly increased the COFINS and PIS due by the subsidiary, by ordering the inclusion of revenue in excess of billing in the calculation bases.

On November 9, 2005, the Plenary Session of the Federal Supreme Court took a position in respect of the unconstitutionality of the changes in the calculation bases of contributions to PIS and COFINS introduced by Law No. 9,718/98, which had been the object of innumerous lawsuits brought by taxpayers in general and by the parent company and its subsidiary.

In evaluating Extraordinary Appeals No. 357,950, No. 390,840, No. 358,273 and No. 346,084, it declared the unconstitutionality of paragraph 1, article 3 of the above-mentioned Law, which ruled that these contributions would be due not only on billing, but on “all income received by the corporate entity, irrespective of the type of activity exercised and the accounting classification used for the income”.

Due to the changes introduced by Laws No. 10,637/02 and No. 10,833/03, the subsidiary started to include income in excess of billing in the PIS and COFINS calculation bases.

Thus, the Company maintains accrued the relative values to exceeding income to the invoicing, argued judicially. On November 30, 2007, a final decision was issued related to one of the cases in discussion (Recurso Extraordinário No. 567,584 – Vivo in the state of Rio de Janeiro), resulting the reversion of the provision totaling R$52,109. At December 31, 2007 an amount of R$9,969 (R$58,511 in 2006) was still recorded on the Company’s books, having made escrow deposits of R$2,403.

b) CIDE

It refers to administrative and judicial discussion in order to avoid the taxation of CIDE on remittances of funds abroad, related to the technology transfer agreements, licensing of trademarks and software, etc. Conservatively, management maintained the amount of R$70,342 (R$55,466 in 2006) recorded as of December 31, 2007, having made escrow deposits amounting to R$44,345 (R$37,866 in 2006).

c) Other taxes, rates and contributions

On December 31, 2007, the subsidiary maintained the amount of R$3,250 (R$3,055 as of December 31, 2006) recorded, relative the files of legal documents of infraction of (i) ISS on movable asset rental services, support activities and additional services.; (ii) IRPJ on operations with derivatives and (iii) INSS.

Below are the changes in the legal obligations arising from compliance with CVM Resolution N°489/05:

	Legal Obligations	(-) Judiciary deposits	Total
Balance as of December 31, 2005	180,773	(49,150)	131,623
Additions, net of reversal	(129,779)	(5,397)	(135,176)
Monetary restatement	14,760	-	14,760
Merger of companies	75,949	(10,393)	65,556
Balance as of December 31, 2006	141,703	(64,940)	76,763
Additions, net of reversals	(35,578)	(6,479)	(42,057)
Monetary restatement	3,402	-	3,402
Payments	(1,295)	-	(1,295)
Balance as of December 31, 2007	108,232	(71,419)	36,813

16. LOANS, FINANCING AND DEBENTURES

a)  Breakdown of debt

a.1) Loans and Financing

				Company		Consolidated
Description	Currency	Interest	Maturity	12.31.07	12.31.06	12.31.07	12.31.06

Resolution 2770	US$	1.00% p.a. to 6.24% p.a.	01/16//08 to 10/10/08	69,835	77,553	406,651	928,388

Resolution 2770		¥0% to 4.38% p.a.	02/01/08 to 12/04//08	-	-	555,639	771,695

Resolution2770	R$	IGP-M + 9.45% p.a.	02/09//10	-	-	118,618	111,666

Banco Europeu de Investimento–BEI	US$	1.4% p.a. + Libor to 4.47% p.a.	01/14/08 to 12/19/14	-	-	270,087	240,482

Compror	US$	19.45% p.a.	01/02/08	-	-	13,623	33,456

Compror		¥1.00% p.a. to 27.5% p.a.	01/07/08 to 08/19/09	-	-	490,769	131,133

Compror	EUR	5.15% p.a.	01/21/08	-	-	39,724	-

BNDES	URTJLP	TJLP + 3.5% p.a. to 4.6% p.a.	01/15/08 to 08/15/14	-	-	675,192	163,795

BNDES	UMBNDES	3.5% p.a. to 4.6% p.a.	01/15/08 to 07/15/11	-	-	9,994	28,075

Commercial Paper	US$			-	-	-	448,980

Banco do Nordeste do Brasil - BNB	R$	11.5% p.a.	01/29/08 to 01/29/15	-	-	164,810	-

Others	R$	Coluna 27 FGV	10/25/08	-	-	426	851

Acquisition of investment "TCO"	R$	100% CDI + 1% p.a.	04/25/08	10,697	10,697	10,697	10,697

Interest				17,097	10,835	85,298	82,219

Total				97,629	99,085	2,841,528	2,951,437

Current				97,629	22,833	1,444,124	1,541,389
Noncurrent				-	76,252	1,397,404	1,410,048

a.2) Debentures

				Company		Consolidated
Description	Currency	Interest	Maturity	12.31.07	12.31.06	12.31.07	12.31.06

Debentures	R$	103.0% CDI a 104.2% CDI	02/01/08 a 05/01/15	1,500,000	1,500,000	1,500,000	1,500,000

Juros				39,912	48,956	39,912	48,956

Total				1,539,912	1,548,956	1,539,912	1,548,956

Current				539,912	48,956	539,912	48,956
Noncurrent				1,000,000	1,500,000	1,000,000	1,500,000

b) Payment timetable

On December 31, 2007, the maturities of the long-term portion of loans and financing are as follows:

Year	Company	Consolidated
2009	-	360,170
2010	-	301,423
2011	-	157,578
2012	-	146,452
After 2013	1,000,000	1,431,781
Total	1,000,000	2,397,404

c) Restrictive clauses

The subsidiary has financing agreements with the Banco Nacional de Desenvolvimento Econômico e Social - BNDES (National Bank for Social and Economic Development), which balance as of December 31, 2007 was R$685,186 (R$191,870 in 2006).  In accordance with the contract, there are several economic and financial indexes that must be determined on a six-month and annual basis. At year end the financial indexes established in the contract were met by the subsidiary.

As of December 31, 2007 the subsidiary has loans agreement with European Investment Bank, which balance amounted to R$270,087 (R$240,482 in 2006). At year end, the economic and financial indexes established in the contract were met by  the subsidiary.

d) Coverage

As of December 31, 2007, the Company and its subsidiary had exchange derivative contracts in the amount of US$413,420 thousand, ¥66,997,370 thousand and €15,265 thousand (US$837,703thousand, ¥50,892,759 thousand and €1,871 thousand as of December 31, 2006), to protect against foreign currency exchange rate variation on all their foreign exchange liabilities.

Furthermore, the company had swap transactions (CDI x Pre), to partially cover fluctuations in domestic interest rates.  The operations that are covered mature in January 2008 and 2009, and amount to R$ 1,214 thousand.

At December 31, 2007, the Company and its subsidiary recorded an accumulated loss of R$448,392 (R$500,514 as of December 31, 2006) from these currency hedge and CDI x Pre swap transactions.

The table below shows the net position of these transactions, recorded in the Company's balance sheet:

	Consolidated
Description	12.31.07	12.31.06
Current assets	916	1,298
Noncurrent assets	3,835	135
Total assets	4,751	1,433

Current Liabilities	(429,661)	(372,229)
Noncurrent liabilities	(23,482)	(129,718)
Total Liabilities	(453,143)	(501,947)

Accumulated loss	(448,392)	(500,514)

e) Guarantees

On December 31, 2007, to the subsidiary's loans and financing, denominated in local currency, amounting R$849,996, being R$164,810 from Banco do Nordeste do Brasil – BNB, R$675,192 from BNDES (indexed by URTJLP) and R$9,994 at BNDES (indexed by UMBNDES), the following to guarantees were provided:

Banks	Guarantees
BNDES
  Contract (VIVO-2007) R$612,946: Referring guarantee in receivables 15% of the debt balance or 4 (four) times the major value of installment, of the highest value.
  Contract (VIVO-"NBT/TCO") R$3,195: 100% of the receivables and more CDB are pledged  to an amount equivalent to the two due installments .
  Contract (VIVO-"GT") R$76,826: 45% of the receivables are pledged referring to revenue of services
  Vivo Participações is intervening guarantor in these contracts with the BNDES.

Banco Europeu de Investimento – BEI	Commercial risk guaranteed by Banco Espirito Santo, BBV, Rabobank and BBVA Portugal Vivo Participações is intervening guarantor in these contracts with the Banco Espírito Santo.
Banco do Nordeste do Brasil S.A.
  Bank guarantee granted by Banco Bradesco S.A an amount equivalent to 100% of the debit balance of the financing obtained.
  Establishing a liquidity fund comprising  financial investments at an amount equivalent to three amortization installments by reference to the average post-grace period installment
  Vivo Participações is intervening guarantor

f) Debentures

On August 1, 2007 took place the second renegotiation of the first public issue of debentures, consisting of 5,000 (five thousand) simple, non-convertible and non-guaranteed debentures, with a par value of R$100 (one hundred thousand Reais) each, maturing on August 1, 2008. The renegotiation involving the total volume of the original issue occurred on August 1, 2003, at the rate of 104.6% of CDI, and  a reduction in the rate to 103% of CDI also took place.

Within the scope of the First Security Distribution Program announced on August 20, 2004, in the amount of R$2,000,000 (two billion Reais) , the Company issued debentures on May 1, 2005 in the amount of R$1,000,000 (one billion Reais) with a 10 years-term as from the date of issuance.

The Offering was comprised by the issuance of 100,000 simple, non-convertible, unsecured debentures with a par value of R$10 (ten thousand Reais), totaling R$1,000,000 (one billion Reais), in two series, being R$200,000 (two hundred million Reais) in first series and R$800,000 (eight hundred million Reais) in the second series, with final maturity on May 1, 2015. The debentures are subject to interest, payable on a six-month period basis, corresponding to 103.3% (first series) and 104.2% (second series) of the accumulated daily average rates for DI (one-day Interbank, extra group deposits) (DI rates), as calculated and published by the Center for Custody and Financial Settlement of Certificates and Bonds (CETIP).

Remuneration of Debentures is due to be renegotiated on May 1, 2009 (first series) and May 1, 2010 (second series).

On July 11, 2007, the Board of Directors approved the following conditions for renegotiation of the a) Maturity Term of Remuneration: the new maturity term of the remuneration (being this the "Third Maturity Term of the Remuneration ") will be of 12 months, as from August 01, 2007 to August 01, 2008. During this time, the remuneration conditions defined herein will remain unchanged;
 b) Remuneration: during the Third Maturity Term of the Remuneration, the debentures will be entitled to a remuneration of 103% (one hundred three percent) of the average rate of interbank deposits for one day, denominated “Extra Group Overnigth Interbank Deposit”, calculated according to the rule established in the clause 4.8.1 of the legal document of first Issuance of the Debentures;
c) Payment Period of the Remuneration: during the Third Maturity Term of the Remuneration, the payment of the remuneration will be made on February 01, 2008 and August 01, 2008, until the date of closing of the Third Maturity Term of the Remuneration, the first payment to be made on February 01, 2008 and;
d) Guarantee: the guarantee represented by the collateral granted by Vivo S.A. (Guarantor) will remain unaffected for the new remuneration period.

17.  PROVISION FOR CONTINGENCIES

The Company and its subsidiary are parties to judicial proceedings that originated administrative and judicial contingencies related to labor, tax and civil claims. Relevant accounting provisions have been set up concerning such proceedings considered as probable losses.

Components of the reserve are as follows:

	Consolidated
	12.31.07			12.31.06
	Provisions	(-) Judicial deposits	Net	Net
Tax	6,752	-	6,752	2,942
Civil	190,714	(39,971)	150,743	102,541
Labor	62,275	(20,366)	41,909	41,140
Total	259,741	(60,337)	199,404	146,623

Current			81,395	61,911
Noncurrent			118,009	84,712

The changes  in the reserve for contingencies are as follows:

	2007	2006
Balance at beginning of year	146,623	212,784
Provisions recorded, net of reversals (Note 24)	184,594	109,550
Monetary variation	1,468	8,837
Payments	(128,400)	(220,434)
Merged assets	-	78,064
Increase in judicial deposits	(4,881)	(42,178)
Balance at year end	199,404	146,623

17.1. Tax proceedings

17.1.1. Probable losses

a) ICMS

Based on the opinion of its external legal counsel, Vivo S.A. in the state of Espírito Santo recorded a provision of R$2,606 as of December 31, 2007 (R$587 in 2006), referring to tax suits, currently under dispute in the administrative court.

b) Other

On December 31, 2007, a provision of R$4,146 (R$2,355 in 2006) was recorded for various tax suits, based on the opinion of its external legal counsel.

17.1.2. Possible losses

Based on the opinion of its legal counsel and tax advisers, management believes that settling the matters listed below will not have a materially adverse effect on its financial position.

a) ICMS

Vivo S.A. in the states of Distrito Federal, Acre, Mato Grosso do Sul, Mato Grosso, Goiás, Roraima and Amazonas received tax assessments totaling R$67,489 as of December 31, 2007 (R$77,186 in 2006), mainly in respect of: i) ICMS on occasional or complementary services that do not constitute telecommunications services; ii) ICMS on international calls made from Brazil; iii) failure to reverse proportionally an ICMS tax credit on the acquisition of fixed assets used in providing communications services and/or exempt or untaxed outgoing goods; iv) ICMS on nonremunerated provision of telecommunications services, consisting of the donation of credits to be used in the prepaid service plan; v) failure to include in the ICMS calculation base fines and arrears interest charged to defaulting clients; vi) alleged failure to comply with supplementary obligations and vii) others relating to the sale of goods.

Vivo S.A. in the state of Paraná received tax assessments totaling R$3,981, as of December 31, 2007 (R$1,336 in 2006) in respect of late payment of ICMS.

Vivo S.A. in the state of Bahia received tax assessments totaling R$43,686, as of December 31, 2007 (R$35,953 in 2006), mainly in respect of: i) failure to reverse proportionally an ICMS tax credit on the acquisition of fixed assets, electric power and switching services arising from providing untaxed communications services; ii) failure to reverse ICMS credits relative to handsets provided for rental and “free lease”; iii) late payment of ICMS in the period February to March 1998; iv) ICMS due on complementary communications services; v) failure to reverse ICMS credit in relation to long distance and call center and vi) ICMS on sign-up fees.

Vivo S.A. in the state of Sergipe received tax assessments totaling R$17,523, as of December 31,2007 (R$18,628 in 2006), mainly in respect of: i) failure to reverse proportionally an ICMS tax credit on the acquisition of fixed assets, electric power and switching services arising from providing untaxed communications services; ii) failure to reverse ICMS credits in relation to handsets provided for rental and “free lease”; iii) ICMS on provision of handsets on consignment and iv) ICMS due on complementary communications services.

Vivo S.A. in the state of Espírito Santo received tax assessments totaling R$6,900, as of December 31, 2007 (R$7,926 in 2006), mainly in respect of: i) incorrect ICMS credits and  ii) failure to write up trade notes.

Vivo S.A. in the state of Rio de Janeiro received tax assessments totaling R$148,484, as of December 31, 2007 (R$77,615 in 2006), mainly in respect of: i) ICMS due on complementary communications services; ii) ICMS on sign-up fees; iii) ICMS on calls originating from administrative and test terminals; iv) ICMS due on services provided to other telecommunications operators to clients not eligible for exemption; v) ICMS on international calls; vi) failure to reverse proportionally ICMS tax credit on the acquisition of fixed assets; and vii) ICMS on provision of unpaid telecommunications services and viii) ICMS on electric power.

Vivo S.A. in the state of Rio Grande do Sul received tax assessments totaling R$25,877, as of December 31, 2007 (R$86,421 in 2006), mainly in respect of: (i) ICMS on international calls; (ii) late payment of ICMS and (iii) ICMS on electric power.

Vivo S.A. in the state of São Paulo received tax assessments totaling R$99,965,as of December 31, 2007 (R$65,874 in 2006), mainly in respect of: (i) incorrect ICMS credits and (ii) undue credit referring to posting values as extemporary credits.

Some of the discussions above are in the administrative sphere and  others in judicial court.

b) PIS and COFINS

b.1) Increase in the Calculation Base

Vivo S.A. in the state of São Paulo received assessments (lawsuits No. 19515,000701/2003-28 and No. 19515,000699/2003-97) amounting to R$2,652, as of December 31, 2007 (R$2,526 in 2006),  as a result of the increase in PIS and COFINS calculation bases. The assessments related to administrative court are awaiting the decision of Special Appeal.

b.2) Derivative Operations

Vivo S.A.  in the state of Bahia received a COFINS assessment of R$9,068, as of December 31, 2007 (R$8,416 in 2006), relating to losses incurred on derivative operations in determining the calculation base for this contribution. The assessment is awaiting  judgment in the second administrative instance.

c) ISS

c.1) ISS on Tariff for Use of the Mobile Network

On the understanding that assignment of the use of the telecommunications networks constitutes a communications service subject to ICMS, and not rental of movable assets, Vivo S.A. in the state of Bahia and Vivo S.A. in the state of Rio Grande do Sul were assessed by their respective municipalities, which are demanding payment of ISS on the tariff for use of the mobile network (TUM). On December 31, 2007, the amount involved is R$109,561 (R$102,614 in 2006).

c.2) ISS on  Supplemental Service.

As of December 31, 2007, Vivo S.A. in the states of Amazonas, Mato Grosso, Mato Grosso do Sul, Paraná, Rio de Janeiro, Rio Grande do Sul, Roraima, Espírito Santo and São Paulo maintains  discussions related to the ISS,  amounting to R$34,386 (R$18,048 as of December 31, 2006), whose main object are: i) ISS on supplemental services of telecommunications, value added to the telecommunications, advertising, qualification, identification of calls and signature in telecommunications; ii) no retention of the ISS on consultant services provided by Telefónica International (TISA) to the Company .

The proceedings referred to  c.1 and c.2, above, are being discussed  in both some administrative  and others in the judicial court.

d) IRPJ, IRRF and CSLL

Vivo S.A. in the state of Rio de Janeiro received tax assessments amounting to R$154,474, as of December 31, 2007 (R$210,449 in 2006), in respect of: i) the use of part of the negative CSLL (federal social contribution on income) calculation base determined by the Company in 1997, originated from a partial spin-off; ii) alleged underpayment of IRPJ (income tax) and CSLL, due to the fact that the inspectors did not accept the deductibility of certain expenses; iii) alleged underpayment of IRRF (withholding tax) on overseas remittances and iv) changes to the IRPJ and CSLL calculation bases resulting from the reduction in the Company’s declared tax loss. The discussions above are in the administrative court.

e) IRRF, IOF and PIS

In May of 2007, the Company was mentioned in tax foreclosures totaling R$22,364, as of December 31, 2007, since tax authorities have not homologated (approved) the compensation of the negative balance of IRPJ (income tax) for the fiscal year 2000. The DRF – Delegacia da Receita Federal (Regional Brazilian Internal Revenue Service) did not approve some expenditures included in the Company’s income tax return, therefore, cancelled the credit balance of IRPJ used for offset and still caused the accumulation of debt balance. Decision of first judicial instance is pending.
f) IRPJ

The Company assumed the assessments received by its subsidiary “TLE” amounting R$5,908 as of December 31, 2007 (R$5,438 in 2006) charged on underpayment, arising from the excess paid to FINOR, FINAN or FUNRES (tax incentives in Brazil), as calculated during the review of the Company’s income tax return - excess of investment in tax incentives. Decision of  second judicial instance is pending.

g) PIS, IRPJ and CSLL

In September of 2007, Vivo S.A. in the state of Pará filed a lawsuit aiming to cancel the several federal taxes payable on behalf of one of the merged companies called Norte Brasil Telecom S.A. These taxes were activated in the SIEF system (one of the Brazilian Internal Revenue Service systems) due to information provided in specific compensation tax returns (DCOMP – Declaração de Compensação and PER/DCOMP – Declaração de Compensação, which is sent electronically), which were not homologated by Secretaria da Receita Federal do Brasil (Brazilian Internal Revenue Service), totalizing R$14,607, as of December 31, 2007. The discussion is pending for conclusion in the second judicial instance.

h) FUST

Through Precedent No. 7, of December 15, 2005, ANATEL expressed its understanding that: (i) revenues to be passed on to telecommunications service providers as remuneration for connection and for the use of network resources, among others, may not be excluded from the FUST calculation base; and (ii) revenues received from telecommunications service providers as remuneration for connection and for the use of network resources, among others, may not be excluded from the calculation base for contributions to FUST.

Since the second part of the Precedent is not in accordance with the provisions of Law No. 9,998, of August 17, 2000, article 6, sole paragraph, the subsidiary filed a writ of mandamus challenging the legality of this requirement, and obtained a favorable judgement in the first instance.

At December 31, 2007 the amount notified by ANATEL is of R$131,953 (R$64,772 as of December 31, 2006).

i) FUNTTEL

The subsidiary petitioned mandamus directly to the Managing Chairman of the board of the FUNTTEL and the Temporary Secretary of the Ministry of Communications in order to assure its right to calculate and to pay the contributions to FUNTTEL, in the terms of Law No. 10,052, as of November 28, 2000, without the inclusion of amounts received as transfers, entitled as interconnection and use of the integrant resources of its network, as expressed in article 6, paragraph 4 of Decree n. 3,737, as of January 30, 2001. The Company obtained favorable judicial decision related to this issue. On December 31, 2007 the amount involved is R$68,249.

j) FISTEL

Vivo S.A. in the state of Rio de Janeiro and Vivo S.A. in the state of Distrito Federal hold two authorizations granted by the Brazilian Government through SMP (Personal Mobile Service), through the Authorization Document No. 013/2002: one to operate the Personal Mobile Service for an indeterminate period, and the other to use the radio frequency on a primary basis for the remaining term of the first license, renewable for a further 15 years.

In the case of Vivo S.A. in the states of Rio de Janeiro and Distrito Federal, the licenses for the remaining period (15 years) for use of the radio frequencies required to provide the Personal Mobile Service (SMP) have expired and procedures to extend them have been put in activity. However, in order to obtain the license documents with an appropriate validity date for the extension (a right already recognized and granted by Act No. 54,324, of November 28, 2005), the Companies were faced with the requirement, in their view uncalled for, to pay a further Installation Inspection Fee (TFI) for all their mobile and fixed stations and radio links.

The demand for the TFI, totaling R$148,888 for Vivo S.A. in the state of Rio de Janeiro and R$37,133 for Vivo S.A. in the state of Distrito Federal (R$134,924 and R$33,144 as of December 31, 2006, respectively), is due to ANATEL’s interpretation that article 9, item III, of Resolution No. 255 applies in this case, so that the extension would constitute a taxable event for TFI. We do not, however, consider this interpretation of the law correct, and have, therefore, filed an administrative challenge. A new requirement appeared on December 20,  2007 against Vivo S.A. in the state of Rio Grande do Sul, had, equally, to the renewal of its license of use of stations. For Vivo S.A. (RS) the value of the TFI requirement is R$95,957, on December 31, 2007, which was object of administrative impugnation.

k) IRPJ and CSLL

Vivo S.A. in the state of Rio Grande do Sul was subject to a tax assessment relating to the collection of alleged IRPJ and CSLL debts of R$283,911, of December 31, 2007 (R$270,080 in 2006), for the allegedly undue amortization of the goodwill on acquisition of the interests of Companhia Riograndense de Telecomunicações (CRT) in fiscal years 1997 and 1998. Such requirement is pending of judgment in the administrative court.

17.2. Civil Claims

Several civil claims are included, and respective reserves were recorded as shown before, which were considered sufficient to meet probable losses on these cases.

a) Consumers

The Company is a party to several lawsuits initiated by individual consumers or civil associations representing the right of consumers against non-performance of services and/or products sold by the Company. Individually, none of these lawsuits is considered significant.

At December 31, 2007, based on the opinion of our outside counsel, we recorded the amount of R$135,072 (R$123,156 in 2006), which is considered sufficient to meet potential losses on these proceedings.

On the same date, the amount involved in these lawsuits classified as "possible loss" is R$346,136 (R$263,964 in 2006).

b) ANATEL

The Company is a party to several legal and administrative proceedings initiated by ANATEL referring to non-compliance with regulations concerning the Personal Mobile Service (SMP). On December 31, 2007 an amount of R$18,614 (R$12,693 in 2006) was recorded, which is considered sufficient for probable losses on these cases.

On the same date, the amount involved in these lawsuits classified as "possible loss" is R$18,356.

c) Others

These refer to lawsuits of other nature, all related to the normal course of business, including contractual discussions with supplier. At December 31, 2007, based on the opinion of its outside lawyers, we had been recorded R$ 37,028 (R$7,738 in 2006), amount considered sufficient to meet probable losses on these cases.

At the same date, the amount involved in these lawsuits classified as "possible loss" were R$ 79,251(R$35,183 in 2006).

17.3. Labor Claims

Several labor claims are included, and respective provision was recorded as shown before, which is considered sufficient to meet probable losses on these cases.

During the year ended December 31, 2007 no significant labor claims classified as "probable loss" were initiated. No significant changes have occurred in the proceedings reported since last fiscal year.

With respect to proceedings in which the possibility of loss is classified as "possible", the amount involved is R$133,040 (R$93,053 in 2006).

17.4. Guarantees

The taxes, civil and labor processes are subject to guarantees provided by the Company as part of the judicial discussion, as follows:

Process	Property and Equipment	Judicial Deposits and On-Line Pledge	Letter Guarantee	Total
Tax	98,614	142,448	169,725	410,787
Civil and labors	10,544	99,688	7,072	117,304

Total	109,158	242,136	176,797	528,091

17.5. Fiscal Audits

In accordance with the current legislation in Brazil, state and municipal taxes and social contribution are subject to  examination by  respective authorities, for periods that vary from 5 to 30 years.

18. OTHER LIABILITIES

	Company		Consolidated
	12.31.07	12.31.06	12.31.07	12.31.06
Prepaid services to be rendered	-	-	336,320	177,917
Provision fidelity program (a)	-	-	76,337	65,004
Payables to related parties	168	619	847	2,099
Provision for Pension Fund	-	-	3,960	17,447
Reverse stock split(b)	74,978	76,071	116,807	117,945
Provision for disposal of assets(c)	-	-	145,947	129,907
Other	14,998	320	62,104	9,530

Total	90,144	77,010	742,322	519,849

Current	89,824	76,690	546,169	386,422
Noncurrent	320	320	196,153	133,427

(a) The subsidiary has implemented customer loyalty programs, under which usage of wireless services by customers are transferred into points that entitle the user for future exchange of their handsets. A provision is recorded for accumulated points, net of redemptions, considering the past history of redemptions, points generated and average cost per point.

(b) Refers to the credit made available to the holders of remaining shares, resulting from the reverse stock split of the Company’s capital stock and its subsidiary.

(c) Refers to the costs to be incurred into the eventual obligation on returning leased “sites” to the lessor (sites used to installations of towers - subsidiary’s ERBs) in the same conditions as they were found when the signature of the initial contract of their location.

19. SHAREHOLDERS’  EQUITY

a) Capital

An Ordinary and Extraordinary General Shareholders’ Meeting held on February 22, 2006 approved the reduction of the Company’s capital through the absorption of accumulated losses of R$3,147,782. The same Meeting approved the capital increase of R$1,068,839, due to the merger of TCO shares, and of R$1,562,298, due to the merger of TSD, TLE and CRT Participações (Note 1). The capital increased from R$6,670,152 to R$6,153,507 and comprises 1,426,412,217 shares, of which 509,226,137 are common shares and 917,186,080 are preferred shares, all book-entry shares without par value, and including 4,494,900 preferred shares held in treasury.

An Extraordinary Shareholders’ Meeting of the Board of Directors held on June 8, 2006 approved a capital increase of R$194,277, of which R$193,837 is from capitalization of the part of the special goodwill reserve corresponding to the fiscal benefit generated in 2005, as a result of the processes of corporate restructuring involving the Company and its merged, subsidiaries and parent companies, and R$440 corresponding to balances remaining from previous years. The Company’s capital stock increased from R$6,153,507 to R$6,347,784 consisting of 1,442,117,745 shares of which 524,931,665 are common shares and 917,186,080 are preferred shares, all book-entry nominal shares without par value.

The capital as of December 31, 2007 and 2006 comprises shares without par value, as follows:

Thousands of shares
Common shares	524,932
Preferred shares	917,186

Total	1,442,118

b) Dividends and interest on shareholders’ equity

The preferred shares do not have voting rights, except in the cases stipulated in articles 9 and 10 of the bylaws. They are assured of priority in the reimbursement of capital, without premium, the right to participate in the dividend to be distributed, corresponding to a minimum of 25% of net income for the fiscal year, calculated in accordance with article 202 of corporate law, and priority in receiving minimum noncumulative dividends equivalent to the higher of the following amounts:

b.1)         6% per year on the amount resulting from dividing the subscribed capital by the total number of Company’s shares.

b.2)         3% per year on the amount resulting from division of the shareholders’ equity by the total number of Company’s shares, and also the right to participate in distributed income under equal conditions to the common shares, after the common shares have been assured of a dividend equal to the minimum priority dividend established for the preferred shares.

As from the General Shareholders’ Meeting held on March 27, 2004, the preferred shares are entitled to full voting rights, in accordance with article 111, paragraph 1, of Law No. 6,404/76, since the minimum dividends were not paid on the preferred shares for three consecutive years.

In the Ordinary General meeting, carried through as of March 15, 2007, the payment of shares on the year-end results of 2006 to the holders of preferred stocks was approved. However the approved value was inferior to the minimum value statutory, necessary to remove the right to vote of the preferred stocks.

b.3) Dividends and interest on shareholders’ equity, not claimed by the shareholders, are prescribed in 3 (three) years, counted from the date of the beginning of payment, as art. 287, subparagraph II, item a), of Law 6.404/76.

c) Capital Reserves

c.1)  Share Premium

This reserve represents the excess of amount paid in the issuance or capitalization of shares, in relation to the basic value of the shares at issuance date.

c.2) Special goodwill reserve

This reserve was set up as a result of the corporate restructuring process as described in the note 30.1, due to the net carrying amount merged and represents the future tax benefit to be obtained through the amortization of the goodwill incorporated. The portion of the special reserve corresponding to the tax benefit obtained may be capitalized at the end of each fiscal year for the benefit of the controlling shareholder, with new issuance of shares. The respective capital increase will be subject to preemptive rights of the minority shareholders, in proportion to their participation, by type and class, at the time of new issuance, and the amounts payable during the year in connection with this right must be paid directly to the controlling shareholder, in accordance with Instruction No. 319/99 of the Brazilian Securities Commission (CVM).

c.3) Tax incentives

It represents the amount invested in tax incentives as allowed by Brazilian Tax Legislation.

d) Income Reserves

d.1) Legal Reserve

In accordance with provisions of article 193 of Corporate Law 6.404/76, Brazilian companies are required to appropriate 5% of their annual net income to a legal reserve until that reserve equals 20% of paid-up share capital. Additionally, the Company is not required to make an appropriation to the legal reserve if the aggregate of the legal reserve and the capital reserves exceeds 30% of the paid-up capital. This reserve can only be used to increase capital or offset accumulated losses.

d.2) Reserve for Expansion

The reserve for expansion is intended to fund investment and network expansion projects, through destination up to 100% of the remaining net profits, after the legal determination and the retained earnings balance for the year ended December 31, 2007. This reserve is supported by capital budget, which is approved in Shareholders’ Meeting.

d.3) Reserve for Contingencies and Treasury Shares

The amounts recorded as of December 31, 2007 are related to the split process of Companhia Riograndense de Telecomunicações - CRT, which purpose is to preserve the Company against eventual judicial decision on lawsuits related to capitalizations of capital occurred in the Company during years of 1996 and 1997.

20. NET OPERATING REVENUE

	Consolidated
	2007	2006
Subscription and use	7,863,652	7,190,811
Interconnection	5,109,277	4,338,094
Data and value-added services	1,330,552	970,352
Other services	235,110	212,771
Gross revenue from service	14,538,591	12,712,028

Value-added tax on services (ICMS)	(2,447,298)	(2,240,008)
PIS and COFINS	(521,963)	(457,026)
Service tax (ISS)	(5,893)	(3,124)
Discounts granted	(474,139)	(451,657)

Net operating income from services	11,089,298	9,560,213

Gross income from handsets and accessories	3,105,703	2,742,645

Value-added tax on services (ICMS)	(242,994)	(230,197)
PIS and COFINS	(167,791)	(163,769)
Discounts granted	(1,144,698)	(832,193)
Returns of goods	(147,024)	(139,985)

Net operating income from sale of handsets and accessories	1,403,196	1,376,501

Total net operating income	12,492,494	10,936,714

There are no client accounts more than 10% of gross operating income during the years ended December 31, 2007, 2006 and 2005, with the exception of Telecomunicações de São Paulo S.A. - TELESP, a fixed telephone operating company in the state of São Paulo that accounted for approximately 10.5% and 15% during years ended December31, 2006 and 2005, and Brasil Telecom S.A. - BrT, a fixed line service provider, which contributed approximately of 10% during 2005. The said amounts refer mainly to interconnection.

21. COST OF SERVICES AND GOODS SOLD

	Consolidated
	2007	2006
Personnel	(102,941)	(88,709)
Materials	(5,227)	(11,592)
Outside services	(425,753)	(369,953)
Leased lines	(226,190)	(222,542)
Rent, insurance and condominium fees	(209,923)	(206,788)
Interconnection	(1,618,216)	(784,992)
Taxes and contributions	(498,801)	(517,490)
Depreciation and amortization	(1,378,923)	(1,327,454)
Other consumables	(60,482)	(136,338)
Cost of services rendered	(4,526,456)	(3,665,858)

Cost of goods sold	(2,096,834)	(1,898,310)

Total	(6,623,290)	(5,564,168)

22. SELLING EXPENSES

	Consolidated
	2007	2006
Personnel	(302,310)	(302,229)
Materials	(43,743)	(39,200)
Outsourced services	(1,635,977)	(1,614,256)
Advertising	(323,660)	(320,186)
Costumer loyalty	(310,856)	(220,360)
Rent, insurance and condominium expenses	(66,439)	(60,772)
Taxes, fees and mandatory contributions	(2,320)	(2,669)
Depreciation and amortization	(457,166)	(410,314)
Allowance for doubtful accounts	(365,740)	(720,496)
Other supplies	(24,572)	(60,588)
Total	(3,532,783)	(3,751,070)

23. GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	2007	2006	2007	2006
Personnel	(2,185)	(4,117)	(266,462)	(255,719)
Materials	-	-	(6,377)	(13,769)
Outsourced services	(13,485)	(14,248)	(529,091)	(425,211)
Rent, insurance and condominium	(1)	(65)	(79,510)	(92,195)
Taxes	(29)	(51)	(3,519)	(4,627)
Depreciation and amortization	(53)	(103)	(291,328)	(297,011)
Other supplies	(8)	(143)	(13,704)	(11,216)
Total	(15,761)	(18,727)	(1,189,991)	(1,099,748)

24. OTHER OPERATING INCOME (EXPENSES)

	Company		Consolidated
	2007	2006	2007	2006
Income:
Fines	-	-	67,559	88,842
Recovered expenses	724	67,492	180,682	293,206
Reversal of provisions	243	300	12,211	29,065
Shared infrastructure - EILD	-	-	52,764	58,119
Others	-	208	10,804	23,830
Total	967	68,000	324,020	493,062

Expenses:
FUST	-	-	(60,682)	(53,549)
FUNTTEL	-	-	(30,376)	(26,818)
ICMS on other expenses	-	-	(60,387)	(71,820)
CIDE	-	-	(17,025)	(8,689)
PIS and COFINS	(95)	(4,488)	(51,979)	(43,947)
Other taxes, fees and mandatory contributions	(278)	(165)	(15,945)	(14,924)
Provision for contingencies	(961)	(377)	(196,805)	(138,615)
Amortization of deferred charges	-	-	(46,860)	(47,619)
Amortization of goodwill	(380,746)	(379,788)	(380,746)	(381,061)
Realization of provision for valuation allowance	69,070	69,074	69,070	69,074
Others	(9,802)	(227)	(31,906)	(94,564)
Total	(322,812)	(315,971)	(823,641)	(812,532)

25. FINANCIAL INCOME (EXPENSES) AND MONETARY AND EXCHANGE VARIATIONS

	Company		Consolidated
	2007	2006	2007	2006
Financial income:
Income from financial transactions	34,101	42,602	208,670	286,805
PIS and COFINS on financial income(a)	(22,848)	-	(22,848)	(51)
Total	11,253	42,602	185,822	286,754

Financial expenses:
Derivative transactions	(6,569)	(110,076)	(222,437)	(427,385)
Loans	(185,886)	(260,289)	(305,407)	(397,164)
Other financial transactions	(13,387)	(10,439)	(136,852)	(196,306)
Total	(205,842)	(380,804)	(664,696)	(1,020,855)

Monetary and exchange variations:

In assets
Derivative transactions	-	(11,141)	11,626	(49,640)

In liabilities
Derivative transactions	(13,393)	(113,416)	(298,604)	(287,239)
Loans	13,352	130,349	296,138	334,978
Other transactions	11	664	1,375	(11,983)
Total	(30)	6,456	10,535	(13,884)

(a) The amount 2007 is related to PIS and COFINS charged on interest on shareholders’ equity of R$247,000  received from the subsidiary (Vivo S.A.).

26. OTHER NONOPERATING INCOME (EXPENSE)

	Company		Consolidated
	2007	2006	2007	2006
Income:
Disposal of property, plant and equipment	53	12	5,264	50,048
Other	-	16	43	259
Total	53	28	5,307	50,307

Expense:
Disposal of property, plant and equipment	(34)	(19)	(25,792)	(326,815)
Provision for losses on investments	-	-	-	(671)
Other	(3)	(125,411)	(325)	(11,791)
Total	(37)	(125,430)	(26,117)	(339,277)

27. INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its subsidiary record provisions for income and social contribution taxes monthly on the accrual basis, paying the taxes based on the monthly estimate. Deferred taxes are recognized on temporary differences, as mentioned in Note 7. The composition of expenses on income and social contribution taxes is shown below:

	Consolidated
	2007	2006
Income tax	(224,929)	(373,873)
Social contribution tax	(80,983)	(134,593)
Deferred income tax	35,927	1,005,183
Deferred social contribution tax	12,934	362,295
Total	(257,051)	859,012

Please find below a reconciliation  of the expense with income taxes disclosed, by eliminating the effects of the goodwill tax benefit, and the amounts calculated by applying combined statutory rates at 34%:

	Company		Consolidated
	2007	2006	2007	2006
Pre-tax loss	(78,935)	71,526	157,660	(834,697)

Tax credit at combined statutory rate (34%)	26,838	(24,319)	(53,604)	283,797

Permanent additions:
Nondeductible expenses - goodwill amortization	(105,970)	(105,643)	(105,970)	(106,076)
Other nondeductible expenses	-	(40,328)	(104,575)	(174,403)
Other additions	-	(3,984)	(1,870)	(144,284)
Permanent exclusions:
Equity pick-up	70,133	270,427	-	-
Other exclusions	11,819	11,706	11,843	34,604
Unrecognized tax loss and temporary differences	(2,820)	(108,612)	(2,875)	(108,612)
Tax loss and temporary differences not recognized in prior years	-	-	-	1,073,986
Tax income (expense)	-	(753)	(257,051)	859,012

28. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

a) Considerations on Risks

The main market risks that the Company and its subsidiary are exposed to:

Credit Risk: Deriving from possible difficulties in collecting the amounts related to telecommunications services rendered to the Company’s clients and to sales of handsets to dealers, as well as the risk related to short-term investments and amounts receivable from swap transactions.

Interest Rate Risk: Deriving from a portion of the debt and from liability positions in derivatives contracted at floating rates, and involving the risk of an increase in financial expenses due to an unfavorable change in interest rates (mainly LIBOR, TJLP and CDI).

Exchange Rate Risk: The likelihood that Company and its subsidiary incur losses as a result of exchange rate variations that may increase the liability balances of foreign currency loans and financing.

The Company and its subsidiary adopt an active position concerning the managing of the various risks to which they are exposed, by means of a set of comprehensive initiatives, procedures and operating policies, thus mitigating the risks inherent to their activities.

Credit Risk

The credit risk involved in the rendering of telecommunications services is minimized by a strict control of the client base and active administration of customers’ default, through clear policies regarding the sale of post-paid telephones. The subsidiary customer base has predominantly a prepaid system, which requires the prior loading and consequently entails no credit risk.

The credit risk in the sale of handsets is managed by a conservative credit policy, by means of modern management methods, including the application of "credit scoring" techniques, analysis of financial statements and information, and consultation to commercial data bases, as well as the automatic control of sales release integrated with the distribution module of SAP's ERP software.
The company and its subsidiary are also subject to credit risk originating from its financial investments and amounts receivable from swap transactions. The Company and its subsidiary act in a manner so as to diversify this exposure among various world-class financial institutions.

Interest Rate Risk

The Company and its subsidiary are exposed to the risk of increased interest rates, especially those associated with the cost of the Interbank deposit certificates (CDI), in connection with payables related to derivative transactions  (currency hedge) and by loans denominated in Reais. As a way to minimize this exposure, the Company contracted swap transactions in Reais, from CDI to fixed-interest rates, in a total reference amount of R$1,214 million. The balance of financial investments, indexed to the CDI, also neutralizes this effect partially.

Furthermore, the Company and its subsidiary are also exposed to the risk of fluctuation of the long-term interest rate (TJLP), in connection with the loans obtained from BNDES. These transactions amounted R$675,192 as of December 31, 2007. The Company and its subsidiary have no transactions with derivatives contracted to cover the TJLP risk.

On  December 31, 2007, the subsidiary  had US$52,480  referring to the loans and financings involving floating foreign interest rates (LIBOR), that are protected against fluctuation in interest rates (LIBOR) by means of derivatives (interest rate swap).

Exchange Rate Risk

The Company and its subsidiary contracted financial transactions with derivatives so as to protect themselves against exchange rate fluctuations affecting their loans and other liabilities in foreign currencies. The instruments generally used are swap and forward contracts.

The Company’s net exposure to currency risk as of December 31, 2007 and 2006 are shown in the table below:

	In thousands of
	US$	€	¥
Loans and financing	(408,540)	(15,265)	(66,997,370)
Loans and financing - UMBNDES (a)	(5,666)	-	-
Derivative instruments	413,420	15,265	66,997,370
Other liabilities	(43,404)	(35,502)	-
Total (insufficient coverage)	(44,190)	(35,502)	-

(a) UMBNDES is a monetary unit conceived by BNDES, composed of a basket of foreign currencies, being the main currency the US dollar, and for this reason the Company and its subsidiary consider it in their analysis of the risk coverage against exchange rate fluctuations.

Transactions with Derivatives

The Company and its subsidiary record gains and losses on derivative contracts as financial income or expenses, net.

The table below shows an estimate of the book value and the market value of the loans and financing, as well as of the transactions with derivatives, as of December 31, 2007:

	Book value	Market value	Unrealized gain
Loans and financing	(4,381,440)	(4,366,396)	15,044
Derivative instruments	(448,392)	(436,283)	12,109
Other liabilities	(78,906)	(78,906)	-
Total	(4,908,738)	(4,881,585)	27,153

b) Market Value of Financial Instruments

The market value of loans, financing and debentures, as well as of swap contracts, was set up on the basis of discounted cash flow, by using projections of interest rates available.

Market values are calculated at a specific time based on available information and own evaluation methodology. Consequently, the indicated estimates do not necessarily represent market realizable values. Use of different assumptions may significantly affect estimates.

29. POST-EMPLOYMENT BENEFIT PLANS

The Company and its subsidiary, together with other companies belonging to the former Telebras System, sponsor private pension plans and medical assistance plans for retired employees, administered by the Sistel Social Security Foundation - SISTEL, as follows:

a) PBS-A: Multi-sponsored defined benefit plan, designed for participants already assisted as of January 31, 2000.

b) PBS-Telesp Celular, PBS-TCO, PBS Tele Sudeste and PBS Tele Leste Celular: defined retirement benefit plans sponsored individually by the Company.

The contributions to the PBS plans are determined on the basis of actuarial studies prepared by independent actuaries, in accordance with standards in force in Brazil. The costing determination system is that capitalization and contribution due by sponsors is 13.5% on their participating employees' salaries, of which 12% are designed for the costing of the PBS plans and 1.5% to the PAMA plan. In the year ended December 31, 2007, contributions to these plans amounted to R$10(R$24 in 2006).

c) PAMA: Multi-sponsored medical assistance plan for retired employees and their dependents, at shared cost.

d) TCP Prev and TCO Prev Plans: Individual plans - defined contribution and variable contribution - instituted by SISTEL in August 2000. In both plan types the Company supports participants' death or disability risk amounts, while in the TCO Prev plan some participants originally enrolled with the PBS-TCO plan are entitled to lifelong retirement benefits (paid-up benefit), besides the benefits of defined contribution. The contributions of the Company to the TCP Prev and TCO Prev plans are equal to those of participants, ranging between 1% and 8% of the contribution salary, according to percentage chosen by participant. In the year ended December 31, 2007, contributions to these plans amounted to R$1,540 (R$1,446 in 2006).

In civil suit No. 04/081.668-0, brought by ASTEL against the SISTEL Social Security Foundation, in which besides SISTEL also Telefonica and Telesp Celular are summoned, various claims are made, which we summarize as follows: i) that Sistel be prohibited from charging retired employees and other participants any contributions to PAMA - Medical Assistance Plan for Retirees, the same being subject only to a "small participation in actual use"; such participation is  limited to 1% of the assisted person's monthly income; ii) that SISTEL enroll again with PAMA, without any restrictions, the retirees and assisted persons who had their enrollment suspended due to non-payment, as well as those who did not stand the pressure and requested cancellation of their enrolment with PAMA or enrolled with the PCE (Special Coverage Plan), as they wish, also without any restriction; iii) that SISTEL reassess the economic needs of PAMA, including the amounts of sponsors Telefonica's and Telesp Celular's monthly contributions; iv) that sponsors' contributions be calculated on the basis of the payroll of all their employees, as per previous by-laws provision, and not on the basis of the percentage on the payroll of active participants in PBS; v) that Sistel re-establishes the accreditation of all hospitals, clinics and laboratories that were canceled; vi) that a review be carried out of the accounting distribution of equity, so as to attribute to PAMA the amounts corresponding to the reducing factor of the supplementary contributions, as described above, while Sistel is prohibited, as long as this review is not carried out, to perform any splitting of the net equity of PBS-A plan or any other plan administered by the entity; vii) that Sistel and sponsors refund the "transfer of equity of the main substrate designed for guaranteeing PBS-2 and PAMA, illegally transferred to Visão Telesp and Visão Prev Plans of Telesp Celular"; viii) granting of advance relief in relation to items "i", "ii" and "v".

The subsidiary by means of its actuarial consultant made a study of the impacts described above, and concluded that the change in costing, as claimed by ASTEL, would represent an increase in subsidiary's provisions in the amount of R$1,301, on December 30, 2007 (R$1,234 in 2006).

Based on their legal advisors' and tax consultants' opinions, management believes that, at this moment, there is no risk to be paid, and as of December 31, 2007 and the likelihood of loss is classified as "possible".

e) Benefit Plans Visão Celular- Celular CRT, Telerj Celular, Telest Celular, Telebahia Celular and Telergipe Celular: Defined contribution individual plans, established by Sistel in August, 2000. Company's contributions to Visão Celular plans are equal to those of participants, ranging between 0% and 9% of contribution salary, according to participant's choice. In the year ended December 31, 2007, contributions to these plans amounted to R$659 (R$790 in 2006).

f) Defined Benefit Plan: CRT – Companhia Rio Grandense de Telecomunicações sponsored defined benefit pension plans (founding member benefit plan and alternative benefit plan), which were managed by Fundação dos Empregados da Companhia Riograndense de Telecomunicações – FCRT (pension plan of CRT).

On December 21, 2001, CRT and Brasil Telecom S.A., sponsors of FCRT, signed a statement of commitment with a view to completely cancelling any link between the sponsors, by the withdrawal of "CRT" as a sponsor, with the guarantee that this withdrawal be made strictly in accordance with applicable legislation and respecting participants' rights, which was approved by the Supplementary Pension Department at December 30, 2003.

In spite of that existing legislation allows the contributions of sponsors and participants be discontinued, "CRT" continued paying its contributions from January 2002 to December 2003 in order to safeguard and preserve participants' rights, until CRT’s actual withdrawal from FCRT.

For the actuarial evaluation of the plans, the methodology for withdrawal of sponsor was used, established by Resolution MPAS CPC No. 06/88.

Reserves were individually evaluated on the basis of the methodology determined by said Resolution for each category (assisted persons and retirees, imminent active risks and non-imminent active risks).

As of October 2004, "CRT" has been passing on to Sistel, as agreed with FCRT. On  July  31, 2007, "CRT" repassed R$20,001 to the FCRT, finishing its  participation to this plan of benefits, disentailing thus of any obligations and future contingencies.

On February 02, 2007, the process of transferring the administration of SISTEL – Fundação de Seguridade Social plans to Visão Prev - Sociedade de Previdência Complementar pension plan was approved, as follows: PBS Telesp Celular, TCPPrev, PBS Tele Centro Oeste Celular, TCOPrev, PBS Telesudeste Celular, Visão  Telerj Celular, Visão Telest Celular, PBS Teleleste Celular, Visão Telebahia Celular, Visão Telergipe Celular and Visão Celular CRT.

The eleven plans sponsored by the subsidiary were steadily transferred to Visão Prev up to December 31, 2007, taking in consideration that the transfer plan assets occurred on May 2, 2007.

On August 21, 2007, Vivo Prev bylaws’ plan was approved, being an individual plan of defined contribution, which has already been managed by Visão Prev Sociedade de Previdência Complementar pension plan. The contributions of the Company to Vivo Prev plan are equal to the ones of the participants, varying from 0% to 8% of the participation wage, based of the percentage chosen by the participant.

We showed below the balances for the defined-benefit retirement plans and healthcare plan for retired employees as of December 31, 2007 and 2006, as well as the additional information required by Deliberação CVM No. 371/02 on these plans:

Plan	2007	2006
PAMA	3,308	2,509
Vivo Prev	652	-
Total	3,960	2,509

1) Reconciliation of assets and liabilities

	2007
	Vivo Prev	PAMA (i)	PBS (ii)	PBS-A (i) (ii)	TCP Prev (ii)	TCO Prev (ii)	Visão (ii)
Total actuarial liabilities	652	6,100	23,778	25,780	3,220	42,599	5,139
Fair value of plan assets	-	(2,792)	(33,648)	(41,812)	(7,847)	(59,623)	(24,073)
Net liabilities (assets)	652	3,308	(9,870)	(16,032)	(4,627)	(17,024)	(18,934)

	2006
	PAMA (i)	PBS (ii)	PBS-A (i) (ii)	TCP Prev (ii)	TCO Prev (ii)	Visão (ii)
Total actuarial liabilities	5,401	22,545	24,915	3,632	43,006	5,912
Fair value of plan assets	(2,892)	(30,304)	(36,858)	(9,094)	(60,095)	(23,128)
Net liabilities (assets)	2,509	(7,759)	(11,943)	(5,462)	(17,089)	(17,216)

(i)  Refers to the proportional interest of the Company in the assets and liabilities of the multi-sponsored plans - PAMA and PBS-A.

(ii) Although PBS, PBS-A, TCP Prev, TCO Prev and Visão report surpluses as of December 31, 2007, no assets have been recognized by the sponsor, due to the absence of prospects for taking advantage of the surplus.

2) Changes in net actuarial liabilities (assets)

	Vivo Prev	PAMA	PBS	PBS-A (i)	TCP Prev	TCO Prev	Visão
Net (asset) liability as of December 31, 2006	-	2,509	(7,759)	(11,943)	(5,462)	(17,089)	(17,216)
Cost of current service	-	263	(1,447)	(2,280)	(248)	(1,601)	(1,511)
Sponsor’s contribution	-	(2)	(10)	-	-	(1,540)	(659)
Actuarial (gains) losses for the year	652	538	(654)	(1,809)	1,083	3,206	452
Net (asset) liability as of December 31, 2007	652	3,308	(9,870)	(16,032)	(4,627)	(17,024)	(18,934)

 3) Changes in actuarial liabilities

	Vivo Prev	PAMA	PBS	PBS-A	TCP Prev	TCO Prev	Visão
Actuarial liabilities as of December 31, 2006	-	5,401	22,545	24,915	3,632	43,006	5,912
Cost of current service	-	18	25	-	501	836	941
Interest on actuarial liabilities	-	542	2,222	2,455	345	4,338	567
Benefits paid	-	(311)	(2,317)	(1,945)	-	(1,008)	(240)
Actuarial (gains) losses	652	450	1,303	355	(1,258)	(4,573)	(2,041)
Actuarial liabilities as of December 31, 2007	652	6,100	23,778	25,780	3,220	42,599	5,139

4) Changes in plan assets

	PAMA	PBS	PBS-A	TCP Prev	TCO Prev	Visão
Fair value of plan assets as of December 31, 2006	(2,892)	(30,304)	(36,858)	(9,094)	(60,095)	(23,128)
Benefits paid	311	2,317	1,945	-	1,008	240
Sponsor’s and employees’ contributions	(2)	(231)	(7)	-	(1,572)	(679)
Return on plan assets	(297)	(3,685)	(4.735)	(1,094)	(6.775)	(2,897)
Gains (losses) on assets	88	(1,745)	(2.157)	2,341	7.811	2,391
Fair value of plan assets as of December 31, 2007	(2,792)	(33,648)	(41,812)	(7,847)	(59,623)	(24,073)

5) Expenses (income)  for 2007

	PAMA	PBS	PBS-A	TCP Prev	TCO Prev	Visão
Cost of service	18	25	-	501	836	941
Cost of interest on actuarial obligations	542	2,222	2,455	345	4,338	567
Expected return on assets	(297)	(3,685)	(4,735)	(1,094)	(6,775)	(2,897)
Employees’ contributions	-	(9)	-	-	-	(122)
Total	263	(1,447)	(2,280)	(248)	(1,601)	(1,511)

6) Estimated expenses (income)  for 2008

	Vivo Prev	PAMA	PBS	PBS-A	TCP Prev	TCO Prev	Visão
Cost of service	135	20	24	-	425	692	684
Cost of interest on actuarial obligations	65	644	2.467	2.672	322	4.510	519
Expected return on assets	-	(257)	(3.602)	(4.460)	(859)	(6.529)	(2.646)
Employees’ contributions	-	-	(9)	-	-	(28)	(15)
Total	200	407	(1.120)	(1.788)	(112)	(1.355)	(1.458)

7) Actuarial assumptions

	Vivo Prev	PAMA	PBS	PBS-A	TCP Prev	TCO Prev	Visão
Discount rate used at current value of actuarial liabilities	10.77%	10.77%	10.77%	10.77%	10.77%	10.77%	10.77%
Estimate return rate on plan assets	11.00%	9.61%	10.99% e 11.00%	10.92%	11.00%	11.00%	10.99% e 11.00%
Future salary growth rate	6.59%	N/A	6.59%	N/A	6.59%	6.59%	6.59%
Medical costs growth rate	N/A	7.64%	N/A	N/A	N/A	N/A	N/A
Benefits growth rate	4.5%	N/A	4.5%	4.5%	4.5%	4.5%	4.5%
Mortality table	AT83 segregated by sex	AT83 segregated by sex	AT83 segregated by sex	AT83 segregated by sex	AT83 segregated by sex	AT83 segregated by sex	AT83 segregated by sex
Disability table	Mercer Disability	Mercer Disability	Mercer Disability	N/A	Mercer Disability	Mercer Disability	Mercer Disability

30. TRANSACTIONS WITH RELATED PARTIES

The main transactions with related, non-consolidated parties are:

a) Communication via local cellular phone and long distance and use of network: These transactions involve companies belonging to the same controlling group: Telecomunicações de São Paulo S/A - TELESP and subsidiaries. A portion of these transactions was established on the basis of contracts signed by TELEBRAS with the operators who had concessions, prior to the privatization, under conditions regulated by ANATEL. This includes customer service to Telecomunicações Móveis Nacionais -TMN in roaming on the Company's network.

b) Technical Assistance: This refers to business consultant services provided by PT SGPS and technical assistance by Telefonica S/A and Telefonica International S/A, calculated on formula set up in the contracts, which include the variation of the LAIR – Lucro Antes do Imposto de Renda (Pretax income) and the market fluctuation of the preferred and common shares. The coefficient resulting of said assumptions is multiplied by service revenues. For the branch in the state of Rio Grande Do Sul, the contract set up only 1% over service revenues.

c) Corporate services: These were passed on to subsidiary at cost effectively incurred.

d) Telephone customer service: Provided by Atento Brasil S.A, and Mobitel S.A-Dedic to the Company’s customers, which were contracted by 12 months, and subject to renewal for an equal period.

e) System development and maintenance services: Rendered by Portugal Telecom Inovação Brasil S.A. and Telefonica Pesquisa e Desenvolvimento do Brasil Ltda.

f) Service of operating logistic and financial and accounting services: Rendered by Telefonica Serviços Empresariais do Brasil Ltda.

g) Voice portal services: Rendered by Terra Networks Brasil S.A.

h) International Roaming services: Provided by Telefonica Móviles Espanã S.A. and Telecomunicações Móveis Nacionais – TMN.

We summarize below balances and transactions with related, non-consolidated parties:

	Consolidated
	12.31.07	12.31.06
Assets
Accounts receivable, net	189,011	180,228
Intercompany credits	10,661	4,167

Liabilities:
Suppliers and accounts payable	263,860	215,737
Technical assistance	189,696	84,252
Payables to related parties	847	2,099
Statement of operations	Consolidated
	2007	2006
Revenue from telecommunications services
Telecomunicações de São Paulo S.A. - Telesp	1,684,492	1,610,763
Telefonica S.A	1,424	-
Telecomunicações Móveis Nacionais – TMN	225	-
Balance as of December 31	1,686,141	1,610,763
Expenses:
Cost of services:
Telecomunicações de São Paulo S.A. – Telesp	(121,930)	(134,154)
Telefonica Empresas Brasil S.A.	(5,361)	(3,863)
Telefonica Moviles Espana S.A.	(1,558)	(36)
Portugal Telecom Inovação Brasil Ltda	(982)	(1,995)
Primesys Soluções Empresariais S.A.	(188)	(397)
Balance as of December 31	(130,019)	(140,445)
Statement of operations	Consolidated
	2007	2006
Other operating expenses
Atento Brasil S.A.	(242,767)	(253,563)
Mobitel S.A. – Dedic	(221,298)	(249,566)
Telefonica Serviços Empresariais do Brasil Ltda	(48,798)	(25,601)
Terra Networks Brasil S.A.	(1,957)	(597)
Portugal Telecom Inovação Brasil Ltda	(4,931)	(4,272)
T International Wholesale S.A.	(290)	(382)
Telecomunicações Móveis Nacionais – TMN	(40)	(70)
Telefonica Empresas S.A.	(4,479)	(9,671)
Telecomunicações de São Paulo S.A. – Telesp	(68,660)	(51,613)
Portugal Telecom SGPS S.A.	(71,647)	(21,085)
Telefonica S.A.	(59,912)	(24,611)
TBS Celular Participações Ltda	(11,644)	(10,141)
Telefonica Pesquisa e Desenvolvimento do Brasil Ltda	(935)	(772)
Primesys Soluções Empresariais S.A.	(110)	(1,039)
Telefonica Comunicaciones Personales S.A. - UNIFON	-	(168)
Telefonica Engenharia de Segurança do Brasil Ltda	-	(2)
Balance as of December 31	(737,468)	(653,153)
Other operating income
Portugal Telecom SGPS S.A.	9,457	11,879
Telecomunicações de São Paulo S.A. – Telesp	6,964	7,540
Telefonica Empresas S.A.	5,081	4,752
Telefonica S.A.	3,133	35,417
Telefonica Serviços Empresariais do Brasil Ltda	691	30
Primesys Soluções Empresariais S.A.	-	2,280
Telefonica Móviles Chile S.A.	-	23
Balance as of December 31	25,326	61,921
Net financial income (expenses)
Telefonica S.A.	5,745	1,198
Telefonica International S.A.	2,837	1,804
Portugal Telecom SGPS S.A.	1,460	396
Primesys Soluções Empresariais S.A.	169	-
Telecomunicações Móveis Nacionais – TMN	-	47
Balance as of December 31	10,211	3,445
Nonoperating income
Telefonica Serviços Empresariais do Brasil Ltda	50	29
Primesys Soluções Empresariais S.A.	-	33
Balance as of December 31	50	62

31. DIRECTORS’ FEES

In 2007 and 2006, directors’ fees totaled R$6,173 and R$8,557 in consolidated and R$1,623 and R$3,255 in the Company, respectively, and were allocated as expense.

32. INSURANCE (CONSOLIDATED) (NOT REVIEWED BY AN OUTSIDE AUDITOR)

The Company and its subsidiary maintain a policy of monitoring risks inherent to their activities. On account of this, as of December 31, 2007, the Company and its subsidiary had insurance contracts in force to cover operating risks, civil liability, health risks, etc. The Managements of the Company and of its subsidiary understand that insured amounts are sufficient to cover potential losses. The main assets, responsibilities or interests covered by insurance and respective amounts are shown below:

Type of Insurance	Insured amounts
Operating risks	R$ 14,087,406
General Civil Liability	R$ 5,564
Automobile (fleet of executive vehicles)	100% da Tabela Fipe, R$220 for Corporal and Material Damages

33. AMERICAN DEPOSITARY RECEIPTS (ADR) PROGRAM

On November 16, 1998, the company started trading ADRs on the New York Stock Exchange (NYSE) under code "TCP" and since March 31, 2006 under code "VIV" (in accordance with the decision by the Special Shareholders’ Meeting of February 22, 2006), with the following main characteristics:

  Type of shares: preferred
  Each ADR represents 1 (one) preferred share
  The shares are traded in the form of ADRs on the New York Stock Exchange under code "VIV"
  Foreign depositary bank: The Bank of New York
  Custodian bank in Brazil: Banco Itaú S/A

34. ENCUMBRANCE, EVENTUAL RESPONSIBILITIES AND COMMITMENTS

The subsidiary has commitments assumed with leaseholders of several stores and “sites' where they have  radio base stations installed(ERB' s) already contracted on December 31, 2007, in the amount of R$3,343,111, as demonstrated to follow:

Year	Amount
2008	381,158
2009	363,679
2010	363,679
2011	339,893
2012 em diante	1,894,702

Total	3,343,111

35. ALTERATION IN THE PREPARATION AND SPREADING OF THE FINANCIAL STATEMENTS

On December 28, 2007 Law N°11,638, was approved by the President of the Republic of Brazil that modifies and  revokes devices of the Law N°6,404, as of December 15, 1976 and of the Law N°6,385 as of  December 7, 1976.

The petitions of this Law are applied to the financial statements referring to the ended social exercises from  January 1º  2008, contemplating the following applicable modifications to the public company, such as: (i) in the preparation of the financial statements the launchings of countable adjustments effected exclusively to encompass the countable norms, are not taxable or deductible; (II) in some business combinations the assets and liabilities will be recorded by the value of market; (III) periodic evaluation of the recovery of values registered in the fixed assets and intangible; (IV) goods of leasing must be registered in the fixed assets; (v) some financial assets must be evaluated by the value of market; (vi) some assets and liabilities must be adjusted to its present value, especially of long stated period and (vii) The associated company investments in which administration has significant influence or that it more than participates in 20% or the capital voter (and not the total capital anymore), in controlled and other companies that are part of the same group or under common control must be evaluated by the equity pick up method, amongst others.

At the present moment it is not possible to anticipate the impacts, introduced for the Law No 11,638. on the results of the operations and the patrimonial and financial position of the Company and the subsidiary for the financial demonstrations of the exercise to be ended as of December 31, 2008 e, retrospectively, in the financial demonstrations of the exercise ended as of December31, 2007, when presented comparativily with the financial demonstrations as of December31, 2008.

A free translation from Portuguese into English of Report of Independent Auditors on financial statements in accordance with accounting practices adopted in Brazil

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders
VIVO Participações S.A.

1.     We have audited the balance sheet of VIVO Participações S.A. and the consolidated balance sheet of VIVO Participações S.A. and subsidiary as of December 31, 2007, and the related statement of operations, changes in shareholders’ equity and changes in financial position for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

2.     We conducted our audit in accordance with generally accepted auditing standards in Brazil which comprised: (a) the planning of our work, taking into consideration the materiality of balances, the volume of transactions and the accounting and internal control systems of the Company and subsidiary; (b) the examination, on a test basis, of documentary evidence and accounting records supporting the amounts and disclosures in the financial statements; and (c) an assessment of the accounting practices used and significant estimates made by management of the Company and subsidiary, as well as an evaluation of the overall financial statement presentation.

3.     In our opinion, the financial statements referred to above present fairly, in all material respects, the individual and consolidated financial position of VIVO Participações S.A. and subsidiary at December 31, 2007, and the results of their operations, changes in their shareholders’ equity and changes in their financial position for the year then ended, in conformity with accounting practices adopted in Brazil.

4.     We conducted our audit with the objective of issuing an opinion on the overall financial statements referred to in paragraph one above. The statement of cash flows for the year ended December 31, 2007, presented to provide additional information on the Company and its subsidiary, is not required as an integral part of statutory financial statements, accounting practices adopted in Brazil. The statement of cash flows was submitted to the same audit procedures described in the paragraph two and, in our opinion, is fairly presented, in all material respects, in relation to the overall financial statements.

5.     The financial statements for the year ended December 31, 2006 were audited by other independent auditors, who issued an unqualified opinion dated February 6, 2007.

São Paulo, February 8, 2008

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2-SP-015199/O-6

Luiz Carlos Passetti Accountant CRC-1-SP-144.343/O-3-S	Drayton Teixeira de Melo Accountant CRC-1-SP-236947/O-3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 21, 2008

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.